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EXHIBIT 99.2

Management's Discussion and Analysis for the fiscal year ended December 31, 2020, dated February 24, 2021

Management's Discussion and Analysis February 24, 2021

This Management's Discussion and Analysis (this MD&A) should be read in conjunction with Suncor's December 31, 2020 audited Consolidated Financial Statements and the accompanying notes. Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor's Annual Information Form dated February 24, 2021 (the 2020 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and on our website at www.suncor.com. Information on or connected to our website, even if referred to in this MD&A, does not constitute part of this MD&A.

Suncor Energy Inc. has numerous direct and indirect subsidiaries, partnerships and joint arrangements (collectively, affiliates), which own and operate assets and conduct activities in different jurisdictions. The terms "we", "our", "Suncor", or "the company" are used herein for simplicity of communication and only mean there is an affiliation with Suncor Energy Inc., without necessarily identifying the specific nature of the affiliation. The use of such terms in any statement herein does not mean they apply to Suncor Energy Inc. or any particular affiliate, and does not waive the corporate separateness of any affiliate. For further clarity, Suncor Energy Inc. does not directly operate or own assets in the U.S. For a list of abbreviations that may be used in this MD&A, refer to the Advisories – Common Abbreviations section of this MD&A.

18  Annual Report 2020   Suncor Energy Inc.

MD&A – Table of Contents

20	Financial and Operating Summary

22	Suncor Overview

25	Financial Information

30	Segment Results and Analysis

46	Fourth Quarter 2020 Analysis

49	Quarterly Financial Data

52	Capital Investment Update

54	Financial Condition and Liquidity

59	Accounting Policies and Critical Accounting Estimates

62	Risk Factors

74	Other Items

75	Advisories

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian generally accepted accounting principles (GAAP) as contained within Part 1 of the Canadian Institute of Chartered Professional Accountants Handbook.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company's Libya operations, which are on an economic basis.

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings (loss), funds from (used in) operations, return on capital employed (ROCE), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing margin, refining operating expense, free funds flow, discretionary free funds flow (deficit), and last-in, first-out (LIFO) inventory valuation methodology and related per share or per barrel amounts – are not prescribed by GAAP. Operating earnings (loss), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs and LIFO inventory valuation methodology are defined in the Advisories – Non-GAAP Financial Measures section of this MD&A and reconciled to the most directly comparable GAAP measures in the Financial Information and Segment Results and Analysis sections of this MD&A. ROCE, funds from (used in) operations, free funds flow, discretionary free funds flow (deficit), refining and marketing margin, and refining operating expense are defined and reconciled, where applicable, to the most directly comparable GAAP measures in the Advisories – Non-GAAP Financial Measures section of this MD&A.

Measurement Conversions

Crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf in this MD&A. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Refer to the Advisories – Measurement Conversions section of this MD&A.

Risks and Forward-Looking Information

The company's business, reserves, financial condition and results of operations may be affected by a number of factors, including, but not limited to, the factors described in the Risk Factors section of this MD&A.

This MD&A contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this MD&A and Suncor's other disclosure documents filed with Canadian securities regulatory authorities and the SEC, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. Refer to the Advisories – Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information.

Annual Report 2020   Suncor Energy Inc.  19

1. Financial and Operating Summary

Financial Summary

Year ended December 31 ($ millions, except per share amounts)	2020	2019	2018

Gross revenues	24 900	39 866	39 592

Royalties	(238)	(1 522)	(1 050)

Operating revenues, net of royalties	24 662	38 344	38 542

Net (loss) earnings	(4 319)	2 899	3 293

per common share – basic	(2.83)	1.86	2.03

per common share – diluted	(2.83)	1.86	2.02

Operating (loss) earnings (1)	(2 242)	4 358	4 312

per common share – basic	(1.47)	2.80	2.65

Funds from operations (1)	3 876	10 818	10 172

per common share – basic	2.54	6.94	6.27

Cash flow provided by operating activities	2 675	10 421	10 580

per common share – basic	1.75	6.69	6.54

Dividends paid on common shares	1 670	2 614	2 333

per common share – basic	1.10	1.68	1.44

Weighted average number of common shares in millions – basic	1 526	1 559	1 623

Weighted average number of common shares in millions – diluted	1 526	1 561	1 629

ROCE (1) (%)	(6.9)	4.9	8.0

ROCE (1)(2) (%), excluding major projects in progress	(7.4)	5.1	8.2

Capital expenditures (3)	3 806	5 436	5 250

Asset sustainment and maintenance	2 388	3 227	3 347

Economic investment	1 418	2 209	1 903

Discretionary free funds flow (deficit) (1)	(228)	4 914	4 432

Balance sheet (at December 31)

Total assets	84 616	89 435	89 579

Net debt (4)(5)	19 814	16 010	15 129

Total liabilities	48 859	47 393	45 574

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Excludes capitalized costs related to major projects in progress. ROCE excluding major projects in progress would have been (3.0%) in 2020, excluding the impacts of impairments of $2.221 billion. ROCE excluding major projects in progress would have been 8.6% in 2019, excluding the impacts of impairments of $3.352 billion and the impacts of a $1.116 billion deferred tax recovery relating to a change in the Alberta corporate income tax rate.

(3)
Excludes capitalized interest of $120 million in 2020, $122 million in 2019, and $156 million in 2018.

(4)
Net debt is equal to total debt less cash and cash equivalents. Total debt includes short-term debt, current portion of long-term debt, current portion of long-term lease liabilities, long-term debt, and long-term lease liabilities.

(5)
2018 excludes the impact of IFRS 16 Leases (IFRS 16), which was prospectively adopted on January 1, 2019, in accordance with the standard, adding $1.792 billion to net debt at December 31, 2019.

20  Annual Report 2020   Suncor Energy Inc.

Operating Summary

Year ended December 31	2020	2019	2018

Production volumes

Oil Sands – SCO (mbbls/d)	466.2	485.6	424.5

Oil Sands – Non-upgraded bitumen (mbbls/d)	127.2	184.8	204.1

Exploration and Production (mboe/d)	101.7	106.8	103.4

Total	695.1	777.2	732.0

Average price realizations (1)(2) ($/boe)

SCO and diesel	43.83	70.68	68.32

Non-upgraded bitumen (3)	22.37	45.71	32.67

Crude sales basket (all products)	39.29	63.70	57.37

Exploration and Production	49.96	82.92	86.96

Refinery crude oil processed (mbbls/d)	407.0	438.9	430.8

Refinery utilization (4) (%)

Eastern North America	91	92	94

Western North America	86	98	93

Total	88	95	93

Refining and marketing margin – FIFO (5)(6) ($/bbl)	25.30	40.45	42.80

Refining and marketing margin – LIFO (5)(6) ($/bbl)	28.65	36.80	46.60

(1)
Net of transportation costs, but before royalties.

(2)
Beginning in 2020, the company revised the presentation of its price realizations to aggregate price realizations from each asset into the categories of "SCO and diesel" and "Non-upgraded bitumen" to better reflect the integration among the company's assets with no impact to overall price realizations. Comparative periods have been updated to reflect this change.

(3)
Beginning in 2020, the company revised its Non-upgraded bitumen price realization to include midstream activities employed to optimize its logistics capacity and more accurately reflect the performance of the product stream. Comparative periods have been restated to reflect this change.

(4)
Refinery utilization is the amount of crude oil run through crude distillation units, expressed as a percentage of the nameplate capacity of these units.

(5)
Beginning in 2020, refining and marketing margins have been revised to better reflect the refining, product supply and rack forward businesses. Prior periods have been restated to reflect this change.

(6)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Segment Summary

Year ended December 31 ($ millions)	2020	2019	2018

Net (loss) earnings

Oil Sands	(3 796)	(427)	945

Exploration and Production	(832)	1 005	807

Refining and Marketing	866	3 000	3 154

Corporate and Eliminations	(557)	(679)	(1 613)

Total	(4 319)	2 899	3 293

Operating (loss) earnings (1)

Oil Sands	(2 278)	1 622	885

Exploration and Production	13	1 141	897

Refining and Marketing	866	2 912	3 154

Corporate and Eliminations	(843)	(1 317)	(624)

Total	(2 242)	4 358	4 312

Funds from (used in) operations (1)

Oil Sands	1 986	6 061	4 964

Exploration and Production	1 054	2 143	1 779

Refining and Marketing	1 708	3 863	3 798

Corporate and Eliminations	(872)	(1 249)	(369)

Total funds from operations	3 876	10 818	10 172

Change in non-cash working capital	(1 201)	(397)	408

Cash flow provided by operating activities	2 675	10 421	10 580

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Annual Report 2020   Suncor Energy Inc.  21

2. Suncor Overview

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. The company is strategically focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, Suncor explores for, acquires, develops, produces and markets crude oil in Canada and internationally; the company transports and refines crude oil, and markets petroleum and petrochemical products primarily in Canada. Suncor also operates a renewable energy business and conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products, and power.

For a description of Suncor's business segments, refer to the Segment Results and Analysis section of this MD&A.

Suncor's Strategy

We aim to maximize shareholder returns by focusing on our operational excellence, capital discipline through investment in high-value projects, and our commitment to environmental stewardship and sustainability. We believe that our balance sheet strength and financial health provide the foundation for our capital allocation framework, supporting long-term value creation and return to shareholders. We believe that Suncor is well positioned to succeed due to the company's competitive advantages: financial strength, a highly efficient, tightly integrated suite of assets, an industry-leading long-life, low-decline oil sands reserves base, and our investment in sustainability, technology and innovation.

Key components of Suncor's strategy include:

•
Free funds flow growth through high-return/value investments – Suncor's growth and development plan is focused on projects and initiatives that are expected to create long-term value for the company through free funds flow growth. The company's significant long-life, low-decline reserves base combined with our industry expertise allows the company to execute improvement strategies at existing assets, such as debottlenecks, the deployment of autonomous haul trucks across our Oil Sands assets, and the interconnecting pipelines between Oil Sands Base and Syncrude. Further structural cost savings are being realized through supply chain optimization initiatives and investments in technology for our marketing and trading business and core business systems, aimed at improving operational efficiencies. In addition, we believe that the company's regional oil sands advantage provides the company with the economies of scale required to realize synergies between assets. This is further enhanced by the agreement in principle by the Syncrude joint venture owners for Suncor to take over as operator, by the end of 2021 which will capitalize on the collective strength of our regional operations and drive operating efficiencies and improve performance.

•
Optimize value through integration and secured market access – From the ground to the gas station, Suncor optimizes profit along each step of the value chain through integration of the company's oil sands assets with its midstream and refining assets. Our broad asset base and operational flexibility allows us to optimize the production of higher value SCO in the upstream, while our extensive logistics assets and sales channels, enhanced by our trading and marketing expertise, drives additional value as equity barrels move down the value chain. Through this midstream and marketing network and our geographical diversity, the company is able to maximize crude production and refinery utilization by securing sales outlets while receiving global-based pricing for the majority of its production.

•
Industry-leading unit costs through operational excellence and reliability – Suncor aims to get the most out of its assets through a focus on operational excellence, which means operating in a way that is safe, reliable, cost-efficient and environmentally responsible. Driving down costs and a continued focus on improved productivity and reliability are expected to help us achieve maximum value from our operations. The company's acceleration of the digital transformation strategy and the implementation of process and technology improvements are foundational to building on our cost reduction targets achieved in 2020.

•
Be an industry leader in sustainable development – Suncor is focused on triple bottom line sustainability, which means leadership and industry collaboration in environmental performance, social responsibility and creating a strong economy. We believe that Suncor's growth will be enhanced by investments in lower carbon energy, and we have made such investments a key priority in achieving our sustainable development goals.

•
Technology and people-enabled – Suncor is focused on shifting our culture and leveraging technology to improve performance and reliability, which are central to our operational excellence journey. Unleashing the full potential of our people and technology will be critical in achieving our environmental, operational and financial goals.

22  Annual Report 2020   Suncor Energy Inc.

2020 Highlights

Suncor delivered on annual cost reduction targets, reducing annual operating costs by $1.3 billion (approximately 12%) in 2020, compared to 2019 levels, and reduced annual capital expenditures by $1.9 billion (approximately 33%) in 2020, compared to the original 2020 capital guidance midpoint.

•
Suncor exceeded its previously announced $1.0 billion operating cost reduction target by $300 million, or 30%, through base business reductions and delivering on cost reduction initiatives, including supply chain savings initiatives, lower operating costs at Fort Hills as the company reduced production to keep pace with downstream demand, including temporarily transitioning to a one train operation, and relief provided by the Government of Canada's Emergency Wage Subsidy (CEWS) program, partially offset by COVID-19 response costs.

•
Suncor also met its $1.9 billion capital reduction target in 2020, reducing its capital expenditures to $3.8 billion, which was approximately 33% less than the original 2020 capital guidance midpoint. Targeted capital reductions in 2020 included the deferral and cancellation of projects, the reduction in spending across various assets and increased execution efficiency. The company delivered a number of strategic initiatives within this target that enhanced integration between Suncor and Syncrude, expanded the company's market reach, debottlenecked In Situ facilities and its Edmonton refinery, and reduced structural operating costs by leveraging technology.

Suncor entered the year with a strong investment grade balance sheet and a proven track record of shareholder returns and, at the onset of the COVID-19 pandemic, responded decisively to maintain its financial strength and liquidity.

•
In 2020, the company secured $2.8 billion in additional credit facilities and issued $1.25 billion of 5.00% senior unsecured medium term notes due 2030, US$450 million of 2.80% senior unsecured notes due 2023 and US$550 million of 3.10% senior unsecured notes due 2025. As of December 31, 2020, Suncor had approximately $7.9 billion of liquidity.

•
In 2020, the company paid $1.670 billion in dividends to shareholders and, prior to the onset of the COVID-19 pandemic, repurchased $307 million of its own common shares for cancelation.

•
Suncor remains disciplined in its capital allocation and, at current commodity prices, plans to pay down between $1.0 billion and $1.5 billion of debt and repurchase between $500 million and $1.0 billion of the company's shares in 2021, highlighting the company's ability to generate cash flow and confidence in the underlying value of the company. Subsequent to the end of the year, the Toronto Stock Exchange (TSX) accepted a notice to commence a normal course issuer bid (NCIB) for up to 44,000,000 common shares.

•
Subsequent to 2020, the company reached an agreement to sell its 26.69% working interest in the Golden Eagle Area Development (GEAD) for US$325 million and contingent consideration up to US$50 million. The effective date of the sale is January 1, 2021 and is expected to close no later than the third quarter of 2021, subject to purchaser financing and shareholder approval along with other closing conditions and certain regulatory approvals. The sale reinforces Suncor's continued focus on capital discipline and enables the company to allocate resources to core assets and maximize shareholder returns.

In 2020, the company managed the significant volatility caused by the COVID-19 pandemic by leveraging the flexibility of its integrated asset base with a continued focus on value over volume across the company's assets.

•
The company achieved the second best year of SCO production in its history with 466,200 bbls/d which reflected a continued focus on value over volume. SCO production was supported by In Situ bitumen production diverted to the upgrader to maximize the production of higher value SCO barrels. The company was able to maximize price realizations by shifting its upstream product mix towards higher priced light crude, which resulted in combined upgrader utilization of 85%.

•
The company was able to maximize its refined product margins by optimizing refinery product mix in response to rapidly shifting demand.

•
Through our regional synergies and asset flexibility, the company continued to maximize the value of its allotted barrels under the mandatory production curtailment program enacted by the Alberta government.

Suncor's Refinery and Marketing (R&M) segment achieved refinery utilization of 88% in 2020, consistently outperforming Canadian refining industry averages(1).

(1)
Source: Canadian Energy Regulator – https://www.cer-rec.gc.ca/en/data-analysis/energy-commodities/crude-oil-petroleum- products/statistics/weekly-crude-run-summary-data.html
•
Suncor leveraged its refinery product mix, midstream logistics flexibility, strong domestic sales network including integration with its retail network, export capabilities, and storage capacity to achieve utilization rates which continued to outperform the Canadian refining industry average in 2020.

Annual Report 2020   Suncor Energy Inc.  23

•
Suncor also continues to invest in midstream opportunities to expand the company's market reach and strengthen the company's sales channels, including the expansion of its Burrard product terminal, increased marine vessel activity and additional pipeline arrangements which provide feedstock optionality to our refineries. These actions have further enabled the company to sustain high refinery utilization and crude production rates throughout 2020, despite weakened demand due to the impacts of the COVID-19 pandemic.

•
Effective January 1, 2021, the company increased nameplate capacity of its Edmonton refinery from 142,000 bbls/d to 146,000 bbls/d as a result of debottlenecking activities.

Advancement of late stage, high-value and low capital economic investment projects with meaningful progress towards Suncor's incremental free funds flow(1) target by 2025.

(1)
Free funds flow is a Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.
•
In 2020, construction continued on the interconnecting pipelines between Suncor's Oil Sands Base operations and Syncrude. The pipelines provide increased operational flexibility through the ability to transfer bitumen and sour SCO between the two plants, enabling higher utilization. The asset was brought into service in the fourth quarter of 2020.

•
Through the deployment of the Autonomous Haulage System (AHS) at Fort Hills, the company has optimized its operations and expects AHS to further enhance safety, and environmental and operational performance.

•
At Firebag, work to expand the capacity of the facility by 12,000 bbls/d was completed, in the fourth quarter of 2020, enabling the asset to exit the year producing near its new nameplate capacity of 215,000 bbls/d.

Investments in new technologies and renewable energy that lower emissions and provide new sustainable energy sources.

•
In 2020, the company increased its investments in clean technology, including LanzaJet, Inc., a company working to bring sustainable aviation fuel and renewable diesel to the commercial market, and the Varennes Carbon Recycling facility, a biofuel plant in Varennes, Quebec, that is designed to convert commercial and industrial non-recyclable waste into biofuels and renewable chemicals.

24  Annual Report 2020   Suncor Energy Inc.

3. Financial Information

Net (Loss) Earnings

Suncor's net loss in 2020 was $4.319 billion, compared to net earnings of $2.899 billion in 2019. Net (loss) earnings were impacted by the same factors that influenced operating (loss) earnings, which are described below. Other items affecting net (loss) earnings in 2020 and 2019 included:

•
In 2020, the company recorded non-cash after-tax impairment charges of $1.376 billion on its share of the Fort Hills assets, in the Oil Sands segment, and $845 million against its share of the White Rose and Terra Nova assets, in the Exploration and Production (E&P) segment, due to a decline in forecasted crude oil prices as a result of decreased global demand due to the impacts of the COVID-19 pandemic, the high degree of uncertainty surrounding the future of the West White Rose Project and changes to their respective capital, operating and production plans.

•
The after-tax unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt was $286 million in 2020, compared to an after-tax gain of $590 million in 2019.

•
In 2020, in the Oil Sands segment the company recorded a provision to transportation expense for $186 million ($142 million after-tax) related to the Keystone XL pipeline project.

•
During 2019, the company recorded non-cash after-tax impairment charges of $2.803 billion on its share of the Fort Hills assets, in the Oil Sands segment, due to a decline in forecasted heavy crude oil prices and $393 million against White Rose, in the E&P segment, due to increased capital cost estimates at the West White Rose Project.

•
In 2019, Suncor sold its 37% interest in Canbriam Energy Inc. (Canbriam), a private natural gas company, for total proceeds and an equivalent gain of $151 million ($139 million after-tax), in the E&P segment.

•
In 2019, the company recorded an after-tax gain of $48 million in the E&P segment related to the sale of certain non-core assets.

•
In 2019, the company recorded a $1.116 billion deferred income tax recovery associated with the Government of Alberta's enactment of legislation for a staged reduction of the corporate income tax rate from 12% to 8%.

Operating (Loss) Earnings

Consolidated Operating (Loss) Earnings Reconciliation(1)

Year ended December 31 ($ millions)	2020	2019	2018

Net (loss) earnings	(4 319)	2 899	3 293

Asset impairments	2 221	3 352	—

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(286)	(590)	989

Provision for Keystone XL pipeline project	142	—	—

(Gain) on significant disposals and loss on equity investment(2)	—	(187)	30

Impact of income tax adjustments on deferred income taxes	—	(1 116)	—

Operating (loss) earnings(1)	(2 242)	4 358	4 312

(1)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
In 2018, the company recorded a net non-cash loss of $90 million, after-tax, in the E&P segment related to an asset exchange with Canbriam, as a result of the decline in benchmark natural gas prices in B.C., and an after-tax gain of $60 million in the Oil Sands segment on the sale of the company's interest in the Joslyn oil sands mining project.

Annual Report 2020   Suncor Energy Inc.  25

Bridge Analysis of Operating Earnings (Loss) ($ millions)(1)

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
The bridge factor for Inventory Valuation is comprised of changes in the first-in, first out (FIFO) inventory valuation and short-term commodity risk management activities reported in the R&M segment, and changes in the intersegment elimination of profit reported in the Corporate and Eliminations segment.

Suncor's consolidated operating loss in 2020 was $2.242 billion, compared to operating earnings of $4.358 billion in the prior year. In 2020, crude oil and refined product realizations decreased significantly, with crude oil and crack spread benchmarks declining by more than 30% compared to the prior year due to the impacts of the COVID-19 pandemic and OPEC+ supply issues. The decline in consumer demand for refined products resulted in lower crude oil demand and lower overall upstream production volumes and refinery crude throughput as the company managed its operations to meet demand levels. 2020 results were also impacted by a FIFO inventory valuation loss on the decline in value of refinery feedstock. Operating losses were minimized by the decrease in costs associated with lower production as well as cost reduction initiatives executed in 2020. Operating earnings in 2019 included insurance proceeds related to the company's assets in Libya.

Cash Flow Provided by Operating Activities and Funds from Operations

Funds from operations for 2020 were $3.876 billion, compared to $10.818 billion in 2019 and were impacted by the same factors as operating (loss) earnings described above.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $2.675 billion in 2020, compared to $10.421 billion in 2019, reflecting a larger use of cash in working capital, compared to the prior year, which was primarily due to a decrease in accounts payable balances associated with lower operating costs and an increase in income tax receivable balances resulting from the carry-back of tax losses, which is expected to be received in late 2021.

Results for 2019 Compared with 2018

Net earnings in 2019 were $2.899 billion, compared to $3.293 billion in 2018. Net earnings were impacted by the same factors impacting operating earnings described below, as well as the net earnings adjustments impacting 2019 and 2018, which are described in detail above.

Suncor's operating earnings in 2019 were $4.358 billion, compared to $4.312 billion in 2018. The increase was primarily a result of improved western Canadian crude oil differentials, including a substantial narrowing of heavy crude and SCO differentials, which more than offset lower benchmark pricing from the prior year. This led to an increase in Oil Sands price realizations and a net favourable inventory valuation change on crude feedstock costs, partially offset by increased deferral of profit on crude oil sales to R&M, and lower refining margins. Operating earnings in 2019 were also positively impacted by higher overall upstream production, attributed to improved reliability at Syncrude and the ramp up of Fort Hills and Hebron throughout 2019, partially offset by the impact of the Government of Alberta's mandatory production curtailments.

These factors were partially offset by an increase in expenses associated with Suncor's increased production in 2019. DD&A expense was further impacted by the transition to IFRS 16, which also increased financing expenses.

26  Annual Report 2020   Suncor Energy Inc.

Funds from operations for 2019 were $10.818 billion, compared to $10.172 billion in 2018, and were impacted by the same factors as operating earnings described above, excluding the impact of DD&A expense.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $10.421 billion in 2019, compared to $10.580 billion in 2018, as 2019 included a use of cash in working capital, compared to a source of cash in working capital in 2018 which was due to a decrease in accounts receivable balances and refinery inventory value associated with the declining price environment in the second half of the year.

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

Average for the year ended December 31	2020	2019	2018

WTI crude oil at Cushing (US$/bbl)	39.40	57.05	64.80

Dated Brent Crude (US$/bbl)	41.65	64.30	71.05

Dated Brent/Maya crude oil FOB price differential (US$/bbl)	6.35	6.45	9.10

MSW at Edmonton (Cdn$/bbl)	45.60	69.20	69.30

WCS at Hardisty (US$/bbl)	26.85	44.25	38.50

Light/heavy differential for WTI at Cushing less WCS at Hardisty (US$/bbl)	(12.55)	(12.80)	(26.30)

SYN-WTI differential (US$/bbl)	(3.15)	(0.60)	(6.20)

Condensate at Edmonton (US$/bbl)	37.15	52.85	61.00

Natural gas (Alberta spot) at AECO (Cdn$/mcf)	2.25	1.75	1.50

Alberta Power Pool Price (Cdn$/MWh)	46.70	54.90	50.35

New York Harbor 2-1-1 crack(1) (US$/bbl)	11.75	19.90	19.40

Chicago 2-1-1 crack(1) (US$/bbl)	8.05	17.05	17.35

Portland 2-1-1 crack(1) (US$/bbl)	14.05	24.45	24.00

Gulf Coast 2-1-1 crack(1) (US$/bbl)	9.90	19.15	17.90

Exchange rate (US$/Cdn$)	0.75	0.75	0.77

Exchange rate (end of period) (US$/Cdn$)	0.78	0.77	0.73

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

The COVID-19 pandemic significantly lowered demand for crude oil and refined products in 2020, resulting in a decrease in crude oil and crack spread benchmarks of more than 30% compared to 2019.

Suncor's sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand of sweet SCO from Western Canada, which influences SCO differentials. Price realizations for sweet SCO were unfavourably impacted by a decrease in WTI at Cushing to US$39.40/bbl in 2020, from US$57.05/bbl in 2019, and the widening of SCO differentials.

Suncor also produces sour SCO, the price realizations for which are influenced by various crude benchmarks including, but not limited to, MSW at Edmonton and WCS at Hardisty, and which can also be affected by prices negotiated for spot sales. Prices for MSW at Edmonton decreased to $45.60/bbl in 2020 compared to $69.20/bbl in 2019, and prices for WCS at Hardisty decreased to US$26.85/bbl in 2020 from US$44.25/bbl in 2019.

Bitumen production that Suncor does not upgrade is blended with diluent to facilitate delivery on pipeline systems. Net bitumen price realizations are therefore influenced by prices for Canadian heavy crude oil (WCS at Hardisty is a common reference), prices for diluent (Condensate at Edmonton and SCO) and pipeline tolls. Bitumen price realizations can also be affected by bitumen quality and spot sales. Bitumen prices were favourably impacted by narrower heavy crude oil differentials in 2020 compared to 2019.

Suncor's price realizations for production from East Coast Canada and E&P International assets are influenced primarily by the price for Brent crude, which averaged US$41.65/bbl in 2020, compared to US$64.30/bbl in 2019. Due to the nature of cargo shipments at the company's offshore assets, the timing associated with bulk cargo sales can result in price

Annual Report 2020   Suncor Energy Inc.  27

realizations that deviate from the average benchmark price over the period.

Suncor's refining and marketing margins are primarily influenced by 2-1-1 benchmark crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillate. Market crack spreads are based on quoted near-month contracts for WTI and spot prices for gasoline and diesel and do not necessarily reflect the margins at a specific refinery. Suncor's realized refining and marketing margins are influenced by actual crude oil feedstock costs, refinery configuration, product mix and realized market prices unique to Suncor's refining and marketing business.

Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect Suncor's realized refining and marketing margin. This internal index is a single value calculated based on a notional five barrels of crude oil of varying grades refined to produce two barrels each of gasoline and distillate and one barrel of secondary product to approximate Suncor's unique set of refinery configurations, overall crude slate and product mix, and the benefit of its location, quality and grade differentials and marketing margins. The internal index is calculated by taking the product value of refined products less the crude value of refinery feedstock excluding the impact of FIFO inventory accounting methodology. The product value incorporates the New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor applies an incremental US$6.50/bbl in the first and fourth quarters and US$5.00/bbl in the second and third quarters and reflects the location, quality and grade differentials for refined products sold in the company's core markets during the winter and summer months, respectively. The crude value incorporates the SYN, WCS and WTI benchmarks.

Crack spreads are based on current crude feedstock prices, whereas actual earnings are accounted for on a FIFO basis in accordance with IFRS where a delay exists between the time that feedstock is purchased and when it is processed and when products are sold to a third party. A FIFO loss normally reflects a declining price environment for crude oil and finished products, whereas FIFO gains reflect an increasing price environment for crude oil and finished products. The company's realized refining and marketing margins are also presented on a LIFO basis, which is consistent with how industry benchmarks and the Suncor 5-2-2-1 index are calculated and with how management evaluates performance.

In 2020, the 2-1-1 benchmark crack spreads declined significantly compared to the prior year quarter due to decreased demand for transportation fuels. The Suncor 5-2-2-1 index was US$19.95/bbl in 2020, compared to US$25.90/bbl in 2019, impacted by lower benchmark cracking margins and narrowing crude differentials.

Natural gas used in Suncor's Oil Sands and Refining operations is primarily referenced to Alberta spot prices at AECO. The average AECO benchmark increased to $2.25/mcf in 2020, from $1.75/mcf in the prior year.

Excess electricity produced in Suncor's Oil Sands operations business is sold to the Alberta Electric System Operator, with the proceeds netted against the Oil Sands operations cash operating costs per barrel metric. The Alberta power pool price decreased to an average of $46.70/MWh in 2020 from $54.90/MWh in the prior year.

The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices. The majority of Suncor's expenditures are realized in Canadian dollars. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenues received from the sale of commodities. In 2020, the Canadian dollar remained unchanged in relation to the U.S. dollar as the average exchange rate for both 2020 and 2019 was US$0.75 per one Canadian dollar.

Conversely, some of Suncor's assets and liabilities, notably 65% of the company's debt, are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. An increase in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date decreases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.

28  Annual Report 2020   Suncor Energy Inc.

Economic Sensitivities(1)(2)

The following table illustrates the estimated effects that changes in certain factors would have had on 2020 net loss and funds from operations(3) if the listed changes had occurred.

(Estimated change, in $ millions)	Impact on 2020 Net Loss	Impact on 2020 Funds from Operations(3)

Crude oil +US$1.00/bbl	210	210

Natural gas +Cdn$0.10/mcf	(25)	(25)

WTI – narrowing light/heavy differential +US$1.00/bbl	35	35

2-1-1 crack spreads +US$1.00/bbl	125	125

Foreign exchange +$0.01 US$/Cdn$ related to operating activities(4)	(125)	(125)

Foreign exchange on U.S. dollar denominated debt +$0.01 US$/Cdn$	175	—

(1)
Each line item in this table shows the effects of a change in that variable only, with other variables being held consistent.

(2)
Changes for a variable imply that all such similar variables are impacted, such that Suncor's average price realizations increase uniformly. For instance, "Crude oil +US$1.00/bbl" implies that price realizations influenced by WTI, Brent, SCO, WCS, par crude at Edmonton and condensate all increase by US$1.00/bbl.

(3)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(4)
Excludes the foreign exchange impact on U.S. dollar denominated debt.

Annual Report 2020   Suncor Energy Inc.  29

4. Segment Results and Analysis

Suncor has classified its operations into the following segments:

Oil Sands

Suncor's Oil Sands segment, with assets located in the Athabasca oil sands of northeast Alberta, produces bitumen from mining and in situ operations. Bitumen is either upgraded into SCO for refinery feedstock and diesel fuel, or blended with diluent for refinery feedstock or direct sale to market through the company's midstream infrastructure and its marketing activities. The segment includes the marketing, supply, transportation and risk management of crude oil, natural gas, power and byproducts. The Oil Sands segment includes:

•
Oil Sands operations refer to Suncor's owned and operated mining, extraction, upgrading, in situ and related logistics, blending and storage assets in the Athabasca oil sands region. Oil Sands operations consist of:

•
Oil Sands Base operations include the Millennium and North Steepbank mining and extraction operations, integrated upgrading facilities known as Upgrader 1 and Upgrader 2, and the associated infrastructure for these assets – including the bi-directional interconnecting pipelines between Suncor's Oil Sands Base operations and Syncrude and the utilities, energy, reclamation and storage facilities.

•
In Situ operations include oil sands bitumen production from Firebag and MacKay River and supporting infrastructure, including central processing facilities, cogeneration units, product transportation infrastructure, diluent import capabilities, storage assets and a cooling and blending facility. In Situ also includes development opportunities which may support future in situ production, including Meadow Creek (75%), Lewis (100%), OSLO (77.78%), Gregoire (100%), various interests in Chard (25% to 50%), and a non-operated interest in Kirby (10%). In Situ production is either upgraded by Oil Sands Base or blended with diluent and marketed directly to customers.

•
Fort Hills includes Suncor's 54.11% interest in Fort Hills, which the company operates, and the East Tank Farm Development (ETFD) in which Suncor holds a 51% interest and operates.

•
Syncrude refers to Suncor's 58.74% non-operated interest in the oil sands mining and upgrading operation. During 2020, the Syncrude joint venture owners reached an agreement in principle for Suncor to take over as operator of the Syncrude asset by the end of 2021.

Exploration and Production

Suncor's E&P segment consists of offshore operations off the east coast of Canada and in the North Sea, the Norwegian Sea and the Norwegian North Sea and onshore assets in Libya and Syria. This segment also includes the marketing and risk management of crude oil and natural gas.

•
E&P Canada operations include Suncor's 37.675% working interest in Terra Nova, which Suncor operates. Production at Terra Nova has been shut in since the fourth quarter of 2019 and the company is evaluating with all stakeholders an economically viable path forward with a safe and reliable return to operations. Suncor also holds non-operated interests in Hibernia (20% in the base project and 19.190% in the Hibernia Southern Extension Unit (HSEU)), White Rose (27.5% in the base project and 26.125% in the extensions), and Hebron (21.034%). In addition, the company holds interests in several exploration licences and significant discovery licences offshore Newfoundland and Labrador.

•
E&P International operations include Suncor's non-operated interests in Buzzard (29.89%), the GEAD (26.69%), Oda (30%), the Fenja project (17.5%), and the Rosebank future development project (40%). Buzzard, Golden Eagle, and Rosebank are located in the U.K. sector of the North Sea, while Oda and the Fenja project are located in the Norwegian North Sea and the Norwegian Sea, respectively. In addition, Suncor owns, pursuant to exploration and production sharing agreements (EPSAs), working interests in the exploration and development of oilfields in the Sirte Basin in Libya, although production in Libya remained partially shut in throughout 2020 due to continued political unrest. The timing of a return to normal operations in Libya remains uncertain. Suncor also owns, pursuant to a production sharing contract (PSC), an interest in the Ebla gas development in Syria, which has been suspended, indefinitely, since 2011 due to political unrest in the country. Subsequent to the end of the year, the company reached an agreement to sell its 26.69% working interest in the GEAD. The effective date of the sale is January 1, 2021 and is expected to close no later than the third quarter of 2021, subject to purchaser financing and shareholder approval along with other closing conditions and certain regulatory approvals.

Refining and Marketing

Suncor's Refining and Marketing segment consists of two primary operations, the refining and supply and marketing operations discussed below, as well as the infrastructure

30  Annual Report 2020   Suncor Energy Inc.

supporting the marketing, supply and risk management of refined products, crude oil, natural gas, power and byproducts. This segment also includes the trading of crude oil, refined products, natural gas and power.

•
Refining and Supply operations refine crude oil and intermediate feedstock into a wide range of petroleum and petrochemical products. Refining and Supply consists of:

•
Eastern North America operations include a 137 mbbls/d refinery located in Montreal, Quebec and an 85 mbbls/d refinery located in Sarnia, Ontario.

•
Western North America operations include a 146 mbbls/d refinery located in Edmonton, Alberta (increased from 142 mbbls/d at December 31, 2020) and a 98 mbbls/d refinery in Commerce City, Colorado.

•
Other Refining and Supply assets include interests in a petrochemical plant and a sulphur recovery facility in Montreal, Quebec, product pipelines and terminals throughout Canada and the U.S., and the St. Clair ethanol plant in Ontario.

•
Marketing operations sell refined petroleum products to retail customers through a combination of company owned Petro Canada™ and Sunoco™ locations and branded dealers in Canada and company owned locations in the US marketing under other international brands. The company's marketing operations also sells refined petroleum products through a nationwide commercial road transportation network in Canada, and to other commercial and industrial customers, including other retail sellers, in Canada and the U.S.

Corporate and Eliminations

The Corporate and Eliminations segment includes the company's investments in renewable energy projects and other activities not directly attributable to any other operating segment.

•
Renewable Energy includes interests in four wind farm operations in Ontario and Western Canada: Adelaide, Chin Chute, Magrath and Sunbridge as well as the Forty Mile Wind Power Project, which was restarted in early 2021 and is currently planned for completion in late 2022 after it was temporarily paused during 2020.

•
Corporate activities include stewardship of Suncor's debt and borrowing costs, expenses not allocated to the company's businesses, and investments in clean technology, such as Suncor's investment in Enerkem Inc. (Enerkem), LanzaJet, Inc., and the Varennes Carbon Recycling facility.

•
Intersegment revenues and expenses are removed from consolidated results in Eliminations. Intersegment activity includes the sale of product between the company's segments, primarily relating to crude refining feedstock sold from Oil Sands to Refining and Marketing.

Oil Sands

2020 Highlights

•
The company achieved the second best year of SCO production in its history with 466,200 bbls/d, which reflected its continued focus on value over volume. SCO production was supported by In Situ bitumen production diverted to the upgrader to maximize the production of higher value SCO barrels. The company was able to maximize price realizations by shifting its upstream product mix towards higher priced light crude, which resulted in combined upgrader utilization of 85%.

•
The company exceeded its company-wide operating cost reduction targets, achieving a reduction in Oil Sands operating costs of approximately $850 million or 11% from the prior year, primarily as a result of base business reductions and delivering on cost reduction initiatives. These initiatives included enhancements to our supply chain model as well as lower structural operating costs at Fort Hills as the company reduced production to keep pace with downstream demand, including temporarily transitioning operations to one primary extraction train.

•
The company met its capital cost reduction targets, which included a reduction in capital spend at Oil Sands of approximately $800 million or 23% from the prior year. This was achieved by shifting the focus to sustaining projects designed to maintain safe and reliable operations and reducing economic spend.

•
In 2020, construction continued on the interconnecting pipelines between Suncor's Oil Sands Base operations and Syncrude. The pipelines provide increased operational flexibility through the ability to transfer bitumen and sour SCO between the two plants, enabling higher utilization. The asset was brought into service in the fourth quarter of 2020.

•
During 2020, the Syncrude joint venture owners reached an agreement in principle for Suncor to take over as operator of the Syncrude asset by the end of 2021. Suncor, together with the other Syncrude joint venture owners, will continue to drive operating efficiencies, improve performance and develop regional synergies through integration.

•
At Firebag, work to expand the capacity of the facility by 12,000 bbls/d was completed, enabling the asset to produce near its new nameplate capacity of 215,000 bbls/d exiting the year.

Annual Report 2020   Suncor Energy Inc.  31

Strategy and Investment Update

Suncor holds one of the largest resource positions in the Athabasca oil sands. The company has developed a unique asset base within the Athabasca oil sands and has established a regional advantage given the close proximity of the company's assets to one another, which the company can leverage to maximize the value of its production volumes. Management is committed to delivering safe, reliable, low-cost production, while moving forward in the areas of technology and innovation and environmental sustainability. The Oil Sands regional advantage is strengthened by the company's marketing and trading expertise, including the midstream and logistics network which secures market access, optimizes price realizations associated with the marketing of crude oil, byproducts and natural gas supply, manages inventory levels, and limits the impacts of external market factors, including pipeline disruptions, lack of egress or outages at refining customers.

The primary focus for both cost management and capital discipline in 2021 will be to continue efforts to sustainably reduce controllable operating costs through implementation of digital technologies that will facilitate the transition to the workplace of the future, bolster operational excellence and drive additional value. Through the acceleration of Suncor's transformation, the company continues to work to reduce the cost structure of running its business while increasing productivity. Capital allocation continues to focus on asset sustainment and maintenance projects designed to maintain safe and reliable operations, as well as advancing high-value economic investment projects.

The company continues to invest in projects that are economically robust, sustainably minded and technologically progressive. Looking ahead, Suncor expects to continue to advance incremental debottlenecks to maximize the value of the Firebag asset. Debottlenecking capacity and timing will depend on economic conditions, supported by integrated well pad development and Solvent SAGD technologies. Additional technology projects, including the continued deployment of AHS, and innovative tailings technology advancements, including Permanent Aquatic Storage Structure, demonstrate the importance technology and innovation have in increasing efficiency and lowering operating costs while improving our environmental and safety performance. These initiatives, combined with continued advancement of digital technologies, will contribute in part to the company's incremental free funds flow(1) target.

The company's ability to leverage technology and innovation is at the core of our strategy supporting our financial, social and environmental goals. The investments to replace the coke-fired boilers with a cogeneration facility at Oil Sands Base is expected to provide reliable steam generation required for Suncor's extraction and upgrading, at a lower cost and with significantly lower carbon emissions. The facility is also expected to generate electricity that will be transmitted to Alberta's power grid, lower the carbon intensity of the Alberta power grid while delivering value to Suncor. Construction of the cogeneration facility at Oil Sands Base was placed on hold in 2020 but has been restarted in 2021.

At Syncrude, planned economic spend in 2021 includes the Mildred Lake Extension project, which is expected to sustain Syncrude's current production levels by extending the life of the North Mine using existing extraction and upgrading facilities while minimizing the environmental impacts of building new infrastructure. The project is expected to come online in 2025.

Suncor remains committed to increasing reliability and enhancing the integration of our existing assets. During 2020, the Syncrude joint venture owners reached an agreement in principle for Suncor to take over as operator of the Syncrude asset by the end of 2021. Suncor, together with the other Syncrude joint venture owners, will continue to drive operating efficiencies, improve performance and develop regional synergies through integration, which will further support Syncrude's ability to achieve its cost and productivity targets. In addition, in 2021, the joint venture owners intend to focus on optimizing transfers on the interconnecting pipelines between Suncor's Oil Sands Base and Syncrude.

The Oil Sands capital program in 2021 is heavily weighted towards asset sustainment and maintenance, which includes significant planned maintenance at both Oil Sands operations, including a five-year turnaround at Oil Sands Base Upgrader 2, and Syncrude, with maintenance at its largest coker.

(1)
Free funds flow is a Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

32  Annual Report 2020   Suncor Energy Inc.

Financial Highlights

Year ended December 31 ($ millions)	2020	2019	2018

Gross revenues	10 617	18 347	15 743

Less: Royalties	(95)	(917)	(398)

Operating revenues, net of royalties	10 522	17 430	15 345

Net (loss) earnings	(3 796)	(427)	945

Adjusted for:

Asset impairment(1)	1 376	2 959	—

Provision for Keystone XL pipeline project	142	—	—

Gain on significant disposal(2)	—	—	(60)

Impact of income tax rate adjustment on deferred taxes(3)	—	(910)	—

Operating (loss) earnings(4)	(2 278)	1 622	885

Funds from operations(4)	1 986	6 061	4 964

(1)
In 2019, the company recorded after-tax impairment charges of $2.803 billion on its share of the Fort Hills assets due to continued volatility in the crude oil price environment, resulting in a decline in forecasted long-term heavy crude oil prices.

(2)
In 2018, the company recorded an after-tax gain of $60 million on the sale of the company's interest in the Joslyn oil sands mining project.

(3)
In 2019, the company recorded a $910 million deferred income tax recovery in the Oil Sands segment associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8%.

(4)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Bridge Analysis of Operating Earnings (Loss) ($ millions)(1)

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

The Oil Sands segment had an operating loss of $2.278 billion in 2020, compared to operating earnings of $1.622 billion in 2019. The decrease was primarily due to lower realized crude prices, as crude benchmarks decreased by approximately 30% compared to the prior year as a result of the COVID-19 pandemic. Operating earnings were also impacted by lower production volumes, as the company maximized volumes to the upgrader, reduced production to keep pace with downstream demand, and incurred higher unplanned maintenance compared to the prior year. These factors were partially offset by the decrease in operating, selling and general expenses, associated with lower

Annual Report 2020   Suncor Energy Inc.  33

production and the company's continued cost reduction initiatives, and lower royalties.

Oil Sands had a net loss of $3.796 billion in 2020, compared to $427 million in 2019, and was impacted by the same factors as operating (loss) earnings described above. In addition, 2020 net earnings included the impact of a non-cash after-tax impairment charge of $1.376 billion on its share of the Fort Hills assets due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to its capital, operating and production plans. In 2020, the company also recorded a provision to transportation expense for $186 million ($142 million after-tax) related to the Keystone XL pipeline project. 2019 net earnings included the impact of a non-cash impairment charge of $2.803 billion after-tax on the company's share of the Fort Hills assets, partially offset by a one-time deferred income tax recovery of $910 million associated with a staged reduction to the Alberta corporate income tax rate.

Funds from operations for the Oil Sands segment were $1.986 billion in 2020, compared to $6.061 billion in 2019, and were influenced by the same factors that impacted operating earnings (loss).

Production Volumes(1)(2)

Year ended December 31 (mbbls/d)	2020	2019	2018

SCO and diesel production	477.5	497.0	437.4

Internally consumed diesel and internal transfers	(11.3)	(11.4)	(12.9)

Upgraded production	466.2	485.6	424.5

Non-upgraded bitumen production	127.2	184.8	204.1

Total Oil Sands production	593.4	670.4	628.6

(1)
Bitumen from Oil Sands Base operations is upgraded, while bitumen from In Situ operations is upgraded or sold directly to customers. Yields of SCO from Suncor's upgrading processes are approximately 79% of bitumen feedstock input. Yields of SCO from Syncrude's upgrading processes are approximately 85% of bitumen feedstock input.

(2)
Beginning in 2020, the company revised the presentation of its production volumes to aggregate production from each asset into the categories of "Upgraded production" and "Non-upgraded bitumen production" to better reflect the integration among the company's assets with no impact to overall production volumes. Comparative periods have been updated to reflect this change.

SCO production decreased to 466,200 bbls/d in 2020 from 485,600 bbls/d in 2019, marking the second best year of SCO production in the company's history. During 2020, the company achieved a combined upgrader utilization rate of 85% compared to 88% in the prior year, reflecting lower volumes at Syncrude as planned maintenance activities were optimized in response to a weaker business environment resulting in reduced production. 2020 production was also impacted by an operational incident at the secondary extraction facilities at Oil Sands Base, which was partially mitigated by increased In Situ bitumen production diverted to the upgrader to maximize the production of higher value SCO barrels. As a result, overall Oil Sands production was reduced by the yield loss associated with upgrading In Situ bitumen to SCO. Despite the impact on our production volumes and cost per barrel metrics, the result of this strategy had a positive impact on overall funds flow and reflects our value over volume approach.

Non-upgraded bitumen production decreased to 127,200 bbls/d in 2020 from 184,800 bbls/d in 2019, as Fort Hills temporarily transitioned to one primary extraction train, bitumen production from Firebag was diverted to the upgrader to maximize value over volume, maintenance activities were completed at Firebag to increase the nameplate capacity of the facility and lower production at MacKay River as a result of an outage that occurred in late 2019. MacKay River returned to operations early in the second quarter of 2020, and was fully ramped up to nameplate capacity in the fourth quarter of 2020. In the fourth quarter of 2020, Fort Hills commenced the phased ramp up to two primary extraction trains providing additional volumes at low incremental operating costs and expects to be operating at full rates by the end of 2021. Building on Suncor's commitment to operational excellence, the company exited the year with strong In Situ bitumen production, with both Firebag and MacKay River operating at near nameplate capacity.

Throughout 2020, Suncor continued to maintain its focus on value over volume, leveraging its broad asset base and operational flexibility to maximize the value of its allotted barrels under the Province of Alberta's mandatory curtailment program. The company optimized the transfer of its allotted curtailment credits among the company's assets, which helped the company achieve the second best year of SCO production in its history. Late in 2020, the Alberta government made the decision to suspend monthly limits on production under the curtailment system, effective December 2020.

Sales Volumes and Mix(1)

Year ended December 31 (mbbls/d)	2020	2019	2018

SCO and diesel	467.9	483.6	431.7

Non-upgraded bitumen	125.6	187.5	191.3

Total	593.5	671.1	623.0

(1)
Beginning in 2020, the company revised the presentation of its sales volumes to aggregate sales from each asset into the categories of "SCO and diesel" and "Non-upgraded bitumen" to better reflect the integration among the company's assets with no impact to overall sales volumes. Comparative periods have been updated to reflect this change.

34  Annual Report 2020   Suncor Energy Inc.

SCO and diesel volumes decreased to 467,900 bbls/d in 2020, compared to 483,600 bbls/d in 2019, reflecting the same factors impacting production volumes.

Non-upgraded bitumen decreased to 125,600 bbls/d in 2020, from 187,500 bbls/d in the prior year, consistent with the decrease in production.

Price Realizations(1)(2)

Year ended December 31 Net of transportation costs, but before royalties ($/bbl)	2020	2019	2018

SCO and diesel	43.83	70.68	68.32

Non-upgraded bitumen	22.37	45.71	32.67

Crude sales basket (all products)	39.29	63.70	57.37

Crude sales basket, relative to WTI	(13.51)	(12.00)	(26.60)

(1)
Beginning in 2020, the company revised the presentation of its price realizations to aggregate price realizations from each asset into the categories of "SCO and diesel" and "Non-upgraded bitumen" to better reflect the integration among the company's assets with no impact to overall price realizations. Comparative periods have been updated to reflect this change.

(2)
Beginning in 2020, the company revised its "Non-upgraded bitumen" price realization to include midstream activities employed to optimize its logistics capacity and more accurately reflect the performance of the product stream. Comparative periods have been restated to reflect this change.

In 2020, Oil Sands price realizations were impacted by a significant decline in demand due to the impacts of the COVID-19 pandemic and OPEC+ supply issues at the beginning of 2020. Price realizations stabilized through the year as benchmarks improved following increased demand, optimism relating to vaccine rollouts and OPEC+ supply management.

Royalties

Royalties were lower in 2020 relative to 2019, primarily due to lower crude price realizations and sales volumes.

Expenses and Other Factors

Total operating and transportation expenses for 2020 were lower relative to 2019, as described in detail below. See the Cash Operating Costs section below for further details.

In 2020, the relief provided under the Government of CEWS program, safe-mode costs associated with the deferral of capital projects and additional costs incurred in response to the COVID-19 pandemic have been included in operating and transportation expenses by asset. These recoveries and costs, however, have been excluded from the company's cash operating costs per barrel metrics for comparability purposes.

At Oil Sands operations, operating costs decreased compared to the prior year, primarily due to lower sales volumes, cost reduction initiatives and lower planned maintenance costs, partially offset by an increase in natural gas prices.

At Fort Hills, operating costs in 2020 decreased when compared to the prior year, primarily due to structural and variable cost savings associated with the temporary transition to one primary extraction train in the middle of the year. The structural cost savings were sustained as the asset completed its phased ramp up to two primary extraction trains in the fourth quarter of 2020.

Syncrude operating costs in 2020 decreased compared to the prior year, primarily due to cost reduction initiatives and lower planned maintenance costs.

Oil Sands transportation costs in 2020 decreased from the prior year, primarily due to lower sales volumes.

DD&A expense for 2020 increased when compared to 2019 due to higher derecognition charges of property, plant and equipment and exploration and evaluation assets in 2020, mainly due to the impacts of the COVID-19 pandemic.

Annual Report 2020   Suncor Energy Inc.  35

Cash Operating Costs

Year ended December 31	2020	2019	2018

Oil Sands operating, selling and general expense (OS&G)	7 169	8 027	7 577

Oil Sands operations cash operating costs(1) reconciliation

Oil Sands operations OS&G	4 292	4 639	4 222

Non-production costs(2)	(107)	(179)	(100)

Excess power capacity and other(3)	(248)	(241)	(237)

Inventory changes	(3)	48	(14)

Oil Sands operations cash operating costs(1) ($ millions)	3 934	4 267	3 871

Oil Sands operations production volumes(4)(5) (mbbls/d)	380.9	414.5	420.3

Oil Sands operations cash operating costs(1) ($/bbl)	28.20	28.20	25.25

Fort Hills cash operating costs(1) reconciliation

Fort Hills OS&G	761	921	832

Non-production costs(2)	(52)	(115)	(120)

Inventory changes	(11)	9	55

Fort Hills cash operating costs(1) ($ millions)	698	815	767

Fort Hills production volumes (mbbls/d)	58.1	85.3	67.4

Fort Hills cash operating costs(1) ($/bbl)	32.80	26.15	31.20

Syncrude cash operating costs(1) reconciliation

Syncrude OS&G	2 116	2 467	2 523

Non-production costs(2)	(66)	(156)	(95)

Syncrude cash operating costs(1)(6) ($ millions)	2 050	2 311	2 428

Syncrude production volumes(4)(5) (mbbls/d)	165.7	172.3	144.2

Syncrude cash operating costs(1) ($/bbl)	33.80	36.75	46.15

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Significant non-production costs include, but are not limited to, share-based compensation expense and research expenses. In addition, for 2020, non-production costs include safe-mode costs associated with the deferral of capital projects and additional costs incurred in response to the COVID-19 pandemic. Non-production costs in 2020 also include the relief provided under the CEWS program. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, excess power revenue from cogeneration units and an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(3)
Oil Sands operations excess power capacity and other includes, but is not limited to, the operational revenue impacts of excess power from cogeneration units and the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

(4)
Both Oil Sands operations and Syncrude produce diesel, which is internally consumed in mining operations, and Fort Hills and Syncrude use internally produced diesel from Oil Sands Base within their mining operations. In 2020, Oil Sands operations production volumes included 8,600 bbls/d of internally consumed diesel, of which 7,000 bbls/d was consumed at Oil Sands Base, 1,300 bbls/d was consumed at Fort Hills and 300 bbls/d was consumed at Syncrude. Syncrude production volumes included 2,600 bbls/d of internally consumed diesel. In addition, Oil Sands operations includes 80 bbls/d of SCO that was transferred to Suncor's share of Syncrude through the interconnecting pipelines.

(5)
Beginning in 2020, Oil Sands operations cash operating costs are based on production volumes, which include internally consumed diesel produced at Oil Sands Base and consumed at Fort Hills, Syncrude and Oil Sands Base, while all the prior periods presented exclude internally consumed diesel at Oil Sands Base from production volumes. Prior periods were not restated due to the immaterial impact of the change in presentation. Also, beginning in 2020, Syncrude cash operating costs are based on production volumes, which include internally consumed diesel, while all the prior periods presented here exclude internally consumed diesel from production. Prior periods were not restated due to the immaterial impact of the change in presentation.

(6)
Beginning in 2020, the company revised the methodology for calculating Syncrude cash operating costs to better align with the Oil Sands operations and Fort Hills cash operating costs methodology. Prior period Syncrude cash operating costs had previously included future development costs and have been restated to reflect this change.

(1)
Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Oil Sands operations cash operating costs per barrel(1) in 2020 were comparable to the prior year as lower maintenance costs and cost reduction initiatives were offset by lower production volumes and higher natural gas costs. Total Oil Sands operations cash operating costs decreased to $3.934 billion from $4.267 billion in the prior year.

Fort Hills cash operating costs per barrel(1) averaged $32.80 in 2020, compared to $26.15 in 2019, reflecting lower production as Fort Hills temporarily moved to one primary extraction train in the middle of the year, as the company managed production to keep pace with reduced downstream demand, partially offset by a reduction in costs.

Syncrude cash operating costs per barrel(1) decreased to $33.80 in 2020, compared to $36.75 in the previous year, due to cost reduction initiatives and lower maintenance costs. Suncor's share of total Syncrude cash operating costs decreased to $2.050 billion from $2.311 billion in 2019.

In 2020, non-production costs across all assets, which are excluded from cash operating costs, were lower than the prior year, primarily due to CEWS and lower share-based compensation expense, partially offset by safe-mode and COVID-19 response costs.

36  Annual Report 2020   Suncor Energy Inc.

Non-Cash Asset Impairment

During the first quarter of 2020, the company recorded an impairment of $1.376 billion (net of taxes of $0.445 billion) on its share of Fort Hills due to a decline in forecasted crude oil prices as a result of decreased global demand due to the impacts of the COVID-19 pandemic and changes to its capital, operating and production plans. In the fourth quarter of 2020, the Fort Hills partners approved the phased restart of the second primary extraction train, which restarted earlier than what was assumed in the first quarter impairment test. As such, the company performed an impairment reversal assessment as at December 31, 2020. Based on the following asset-specific assumptions an impairment reversal was not required:

•
WCS price forecast of US$32.00/bbl in 2021, US$41.15/bbl in 2022, US$47.50/bbl in 2023 and US$49.50/bbl in 2024, escalating at approximately 2% per year thereafter over the life of the project up to 2064, adjusted for asset-specific location and quality differentials;

•
the company's share of production averaging 74,000 bbls/d through 2022 while the Fort Hills Project operates on two primary extraction trains but at a reduced capacity, and then ranging from 97,000 to 105,000 bbls/d over the remaining life of the project;

•
cash operating costs averaging $25.50/bbl through 2022 while the Fort Hills Project operates on two primary extraction trains but at a reduced capacity, and then ranging from $19.00/bbl to $23.00/bbl thereafter as the project returns to full capacity over the remaining life of the project (expressed in real dollars);

•
foreign exchange rate of US$0.76 per one Canadian dollar in 2021, and US$0.80 per one Canadian dollar thereafter; and

•
risk-adjusted discount rate of 7.5% (after-tax).

Positive factors, including an increase to forecasted production as a result of the restart of the second primary extraction train, improved WCS price forecast in the next two years, and lower operating costs were offset by lower long-term prices and the negative impact from a strengthening Canadian dollar. The recoverable amount of the Fort Hills cash generating unit (CGU) was $5.7 billion as at December 31, 2020, which indicated that no impairment reversal was required.

The recoverable amount estimate is most sensitive to price and discount rate. A 5% average increase in price over the life of the project would have resulted in an impairment reversal amount of approximately $1.0 billion (after-tax) on the company's share of the Fort Hills assets. A 1% decrease in the discount rate would have resulted in an impairment reversal amount of approximately $0.9 billion (after-tax) on the company's share of the Fort Hills assets.

Planned Maintenance

The company plans to commence maintenance at Upgrader 1 late in the first quarter of 2021. Additional maintenance at Oil Sands Base Upgrader 1 is scheduled for the second and third quarters of 2021. The five-year planned maintenance turnaround at Oil Sands Base Upgrader 2 is scheduled for the second quarter of 2021 as is the planned maintenance at the largest Syncrude coker. The anticipated impact of these maintenance events has been reflected in the company's 2021 guidance.

Exploration and Production

2020 Highlights

•
E&P production was 101,700 bbls/d in 2020 compared to 106,800 bbls/d in 2019. Production highlights included increased production at Hebron, with five new production wells coming online in 2020 and increased volumes at Oda.

•
In 2020, capital expenditures and operating costs in E&P were reduced by approximately 50% and 10%, respectively, compared to the prior year, primarily as a result of the company's continued focus on cost reduction initiatives and deferral of capital projects including the West White Rose Project and the Terra Nova asset life extension (ALE).

•
Economic investment capital included development drilling at Golden Eagle, Buzzard and Oda and development work at Fenja and Buzzard Phase 2 intended to extend the productive life of existing fields.

•
Subsequent to 2020, the company reached an agreement to sell its 26.69% working interest in the GEAD for US$325 million and contingent consideration up to US$50 million. The effective date of the sale is January 1, 2021 and is expected to close no later than the third quarter of 2021, subject to purchaser financing and shareholder approval along with other closing conditions and certain regulatory approvals. The sale reinforces Suncor's continued focus on capital discipline and enables the company to allocate resources to core assets and maximize shareholder returns.

Strategy and Investment Update

The E&P segment delivers geographically diversified cash flows and focuses primarily on low-cost projects that deliver significant returns, cash flow and long-term value. The E&P business is strengthened by the company's marketing and trading expertise, which secures market access, optimizes price realizations, manages inventory levels and limits the impacts of external market factors.

The company continues to exercise capital discipline, carefully evaluating future projects and being disciplined in the deployment of capital in a constrained environment. At

Annual Report 2020   Suncor Energy Inc.  37

Terra Nova, the ALE project was deferred in 2020 and the company safely preserved the floating production storage and offloading unit quayside until an economically viable path forward with a safe and reliable return to operations can be determined. Subsequent to the end of the year, Suncor and the Terra Nova joint venture partners, together with the Government of Newfoundland and Labrador, agreed to a non-binding Memorandum of Understanding, which provides for a financial commitment by the government, including a modified royalty regime, in support of continued operations. The ALE project is currently being evaluated with owners and all stakeholders to determine the best option to integrate and optimize potential funding to recover the remaining resources from the Terra Nova project.

In 2020, the operator of the West White Rose Project announced a full project review given the continued market uncertainty caused by the COVID-19 pandemic and has moved the project into safekeeping mode, along with cancelling the 2021 construction season. While the White Rose asset is currently producing, there is considerable doubt regarding the future of the West White Rose Project. Discussions are ongoing with the operator and various levels of government to determine the future of the project. The Government of Newfoundland and Labrador has agreed to provide some support for the West White Rose Project in 2021.

The company has ongoing development activities offshore the east coast of Canada and in the U.K. North Sea, intended to leverage existing facilities and infrastructure to provide incremental production and extend the productive life of existing fields. These activities are planned to continue in 2021, but are expected to be limited to development drilling at Hebron and Oda, with continued development work at Buzzard Phase 2 and the Fenja project in Norway. The Rosebank project is currently in the pre-sanction phase.

Subsequent to 2020, the company reached an agreement to sell its 26.69% working interest in the GEAD for US$325 million and contingent consideration up to US$50 million. The effective date of the sale is January 1, 2021 and is expected to close no later than the third quarter of 2021, subject to purchaser financing and shareholder approval along with other closing conditions and certain regulatory approvals.

Financial Highlights

Year ended December 31 ($ millions)	2020	2019	2018

Gross revenues(1)	1 851	3 372	3 474

Less: Royalties(1)	(95)	(302)	(257)

Operating revenues, net of royalties	1 756	3 070	3 217

Net (loss) earnings	(832)	1 005	807

Adjusted for:

Asset Impairment(2)	845	393	—

(Gain) on significant disposals and loss on equity investment(3)	—	(187)	90

Impact of income tax rate adjustments on deferred income taxes(4)	—	(70)	—

Operating earnings(5)	13	1 141	897

Funds from operations(5)	1 054	2 143	1 779

(1)
Production, revenues and royalties from the company's Libya operations have been presented in the E&P section of this MD&A on an economic basis and exclude an equal and offsetting gross up of revenues and royalties of $48 million in 2020 and $303 million in 2019, which is required for presentation purposes in the company's financial statements under the working-interest basis.

(2)
In 2019, the company recorded an after-tax impairment charge of $393 million against White Rose due to increased capital cost estimates at the West White Rose Project.

(3)
2019 included an after-tax gain of $48 million in the E&P segment related to the sale of certain non-core assets. Also in 2019, Suncor sold its 37% interest in Canbriam for total proceeds and an equivalent gain of $151 million ($139 million after-tax), which had previously been written down to nil in 2018 following the company's assessment of forward natural gas prices and the impact on estimated future cash flows. In 2018, the company recorded a net non-cash loss of $90 million, after-tax, related to an asset exchange with Canbriam.

(4)
In 2019, the company recorded a $70 million deferred income tax recovery in the E&P segment associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8%.

(5)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

38  Annual Report 2020   Suncor Energy Inc.

Bridge Analysis of Operating Earnings ($ millions)(1)

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

Operating earnings were $13 million for E&P in 2020, compared to $1.141 billion in the prior year, with the decrease due to significantly lower realized crude prices due to the impacts of the COVID-19 pandemic, which resulted in crude oil benchmarks decreasing by more than 30%, and lower sales volumes, partially offset by the decrease in costs associated with lower production as well as cost reduction initiatives executed in 2020. Operating earnings in 2019 included insurance proceeds related to the company's assets in Libya.

E&P had a net loss of $832 million in 2020, compared to net earnings of $1.005 billion in 2019, and was impacted by the same factors as operating earnings described above. In addition, the net loss in 2020 included non-cash after-tax impairment charges of $845 million against its share of the White Rose and Terra Nova assets due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic, the high degree of uncertainty surrounding the future of the West White Rose Project and changes to their respective capital, operating and production plans.

Funds from operations were $1.054 billion in 2020, compared to $2.143 billion in 2019. The decrease was largely due to the same factors that impacted operating earnings described above.

Production Volumes(1)

Year ended December 31	2020	2019	2018

E&P Canada (mbbls/d)	59.7	59.9	53.9

E&P International (mboe/d)	42.0	46.9	49.5

Total Production (mboe/d)	101.7	106.8	103.4

Total Sales Volumes (mboe/d)	102.6	106.0	102.8

(1)
Beginning in 2020, the company revised the presentation of its production volumes to aggregate production from each asset into the categories of "E&P Canada" and "E&P International" to simplify the presentation. Comparative periods have been updated to reflect this change.

E&P Canada production volumes in 2020 were comparable to the prior year as increased production at Hebron and Hibernia was offset by a decrease in production at Terra Nova as it continues to remain offline.

The company continues to exercise capital discipline, carefully evaluating future projects and being disciplined in the deployment of capital. At Terra Nova, the ALE project was deferred in 2020 and the company safely preserved the floating production storage and offloading unit quayside until an economically viable path forward with a safe and reliable return to operations can be determined. Subsequent to the end of the year, Suncor and the Terra Nova joint venture partners, together with the Government of Newfoundland and Labrador, agreed to a non-binding Memorandum of Understanding, which provides for a financial commitment by the government, including a modified royalty regime, in support of continued operations. The ALE project is currently being evaluated with owners

Annual Report 2020   Suncor Energy Inc.  39

and all stakeholders to determine the best option to integrate and optimize potential funding to recover the remaining resources from the Terra Nova project.

E&P International production volumes averaged 42,000 boe/d in 2020, compared to 46,900 boe/d in 2019, with the decrease primarily related to natural declines in the U.K., partially offset by an increase in production from Oda, which began production in 2019.

Price Realizations

Year ended December 31 Net of transportation costs, but before royalties	2020	2019	2018

Exploration and Production

E&P Canada – Crude oil and natural gas liquids ($/bbl)	49.69	84.86	87.82

E&P Canada – Natural gas ($/mcf)	—	—	1.94

E&P International ($/boe)	50.28	81.09	86.77

E&P average price ($/boe)	49.96	82.92	86.96

Price realizations at E&P Canada and E&P International were impacted by a significant decline in demand due to the impacts of the COVID-19 pandemic and OPEC+ supply issues at the beginning of 2020. Price realizations stabilized through the year as benchmarks improved following increased demand, optimism relating to vaccine rollouts and OPEC+ supply management.

Royalties

E&P royalties were lower in 2020 primarily due to the decrease in price realizations.

Expenses and Other Factors

Operating expenses were lower in 2020, compared to 2019, primarily due to reduced operating activity in E&P Canada.

DD&A and exploration expenses in 2020 decreased from the prior year due to lower DD&A expense on lower sales volumes.

Non-Cash Asset Impairment

White Rose assets:

During the first quarter of 2020, the company recorded an impairment of $137 million (net of taxes of $45 million) on its share of the White Rose assets due to changes to its capital, operating and production plans. In the fourth quarter of 2020, the company reassessed the likelihood of completing the West White Rose Project. As a result of this reassessment, the company performed an impairment test of the White Rose CGU. While the base White Rose asset is expected to continue to produce into the future, the company has removed the reserves and forecasted revenues for the West White Rose Project. The impact of this change has reduced planned production from the CGU and increased the expected closure costs, no longer supporting a positive recoverable amount for the CGU. An after-tax impairment charge of $423 million (net of taxes of $136 million) was recognized and the White Rose CGU was fully impaired as at December 31, 2020 to reflect significant uncertainty around the future of the asset.

Terra Nova assets:

During the first quarter of 2020, the company recorded an impairment of $285 million (net of taxes of $93 million) on its share of the Terra Nova assets using the following asset-specific assumptions:

•
Brent price forecast of US$30.00/bbl for the remainder of 2020, US$35.00/bbl in 2021, US$50.00/bbl in 2022 and US$69.00/bbl in 2023, escalating at 2% per year thereafter over the life of the project to 2031 and adjusted for asset- specific location and quality differentials;

•
the company's share of production of approximately 6,200 bbls/d over the life of the project, including the benefit of the asset life extension project; and

•
risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the Terra Nova CGU was $24 million as at March 31, 2020.

No indicators of impairment or reversals of impairment were identified as at December 31, 2020.

Planned Maintenance of Operated Assets

There are no planned maintenance activities planned for Suncor's operated assets.

40  Annual Report 2020   Suncor Energy Inc.

Refining and Marketing

2020 Highlights

•
R&M delivered refinery crude throughput of 407,000 bbls/d in 2020, compared to 438,900 bbls/d in 2019, reflecting reduced demand as a result of the impacts of the COVID-19 pandemic. Average refinery utilization was 88% in 2020, compared with 95% in 2019. Suncor leveraged its strong domestic sales network and export channels, including integration with its retail network, to achieve higher utilization rates which outperformed the Canadian refining industry average throughout 2020.

•
On a FIFO basis, Suncor's refining and marketing margin(1) declined to $25.30/bbl in 2020, from $40.45/bbl in the prior year due to lower demand and benchmarks as a result of the impacts of the COVID-19 pandemic in addition to the impact of FIFO inventory valuation. Suncor's refining and marketing margin decreased approximately 38% compared to the prior year, compared to a decrease of approximately 45% in crack spreads for the same period. This relative outperformance reflected Suncor's feedstock advantage, enabling the company to process discounted heavier crude oil, its marketing and logistics expertise, and strong sales channels within its integrated retail and wholesale network.

•
In support of the company's operating and capital cost reduction targets, operating costs were reduced by $280 million or 13% compared to 2019 while capital costs were reduced by approximately $300 million or approximately 40%.

•
Suncor continues to invest in midstream opportunities which expand the company's market reach and strengthen the company's sales channels, including the expansion of its Burrard product terminal, increased marine vessel activity and additional pipeline arrangements which provide feedstock optionality to our refineries.

•
The company increased the nameplate capacity of the Edmonton refinery, from 142,000 bbls/d to 146,000 bbls/d, subsequent to the end of the year, as a result of debottlenecking activities.

Strategy and Investment Update

The R&M business serves to maximize Suncor's integrated returns by extending the value chain from oil sands production to the end customer and is a key component of Suncor's integrated business model. The company aims to operate its refineries at optimal levels of utilization to provide reliable offtake for a portion of the production from the Oil Sands segment. The R&M business is strengthened by the company's marketing and trading expertise, by optimizing the supply of crude and natural gas liquids (NGLs) feedstock to the company's four refineries, managing crude inventory levels during refinery turnarounds and periods of unplanned maintenance, as well as managing external impacts from pipeline disruptions. The marketing and logistics organization also moves Suncor's refinery production to market and ensures supply to Suncor's branded retail and wholesale marketing channels. The business provides reliable natural gas supply to Suncor's upstream and downstream operations and generates incremental revenue through trading and asset optimization.

Through the acceleration of Suncor's transformation, the company continues to work to reduce the cost structure of the business, including the decision to relocate the downstream organization to the company's head office in Calgary.

Suncor continues to invest in midstream opportunities which expand the company's market reach and strengthen the company's sales channels, including the expansion of its Burrard product terminal, increased marine vessel activity and additional pipeline arrangements which provide feedstock optionality to our refineries. Through Suncor's midstream and logistics network, the company secures market access, optimizes price realizations associated with refined products and crude oil supply, manages inventory levels and limits the impacts of external market factors.

Suncor remains committed to supporting the transition to a low-carbon future through sustainability and technology initiatives. Canada's Electric Highway™, the coast-to-coast network of fast-charging electric vehicle stations across Canada, is one way that we are supporting consumers' transition to a low-carbon future.

Suncor continues to leverage its strong consumer position through the Petro-Canada™ brand, demonstrating our commitment to Canadians through our Live by the Leaf™ platform, introducing purposeful innovation with Canada's Electric Highway™ and through the Petro-Canada CareMakers Foundation™.

(1)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Annual Report 2020   Suncor Energy Inc.  41

Financial Highlights

Year ended December 31 ($ millions)	2020	2019	2018

Operating revenues	15 272	22 304	23 778

Net earnings	866	3 000	3 154

Adjusted for:

Impact of income tax rate adjustments on deferred taxes(1)	—	(88)	—

Operating earnings(2)	866	2 912	3 154

Funds from operations(2)	1 708	3 863	3 798

(1)
In 2019, the company recorded an $88 million deferred income tax recovery in the R&M segment associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8%.

(2)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Bridge Analysis of Operating Earnings ($ millions)(1)

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

R&M contributed annual operating earnings of $866 million in 2020, compared with $2.912 billion in 2019. The decrease was primarily due to lower refining and marketing margins and a FIFO inventory loss as a result of significantly lower crude benchmarks as well as lower crude throughput and refined product sales due to lower demand for transportation fuels due to the impacts of the COVID-19 pandemic, partially offset by lower operating expenses.

Net earnings in 2020 were $866 million, compared to net earnings of $3.000 billion in 2019, and were impacted by the same factors as operating earnings described above.

R&M achieved an annual funds from operations of $1.708 billion in 2020, compared to $3.863 billion in 2019, due primarily to the same factors that impacted operating earnings described above.

42  Annual Report 2020   Suncor Energy Inc.

Volumes

Year ended December 31	2020	2019	2018

Crude oil processed (mbbls/d)

Eastern North America	201.0	203.3	208.1

Western North America	206.0	235.6	222.7

Total	407.0	438.9	430.8

Refinery utilization(1) (%)

Eastern North America	91	92	94

Western North America	86	98	93

Total	88	95	93

Refined Product Sales (mbbls/d)

Gasoline	214.1	246.6	245.6

Distillate(2)	215.7	218.1	203.4

Other	73.6	74.7	78.4

Total	503.4	539.4	527.4

Refining and marketing margin – FIFO(3)(4) ($/bbl)	25.30	40.45	42.80

Refining and marketing margin – LIFO(3)(4) ($/bbl)	28.65	36.80	46.60

Refining operating expense(4) ($/bbl)	5.50	5.35	5.35

(1)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

(2)
Beginning in 2020, to better reflect the increasing integration of the company's assets, the company revised the presentation of its refined product sales volumes to include Oil Sands diesel that is purchased and marketed by the Refining and Marketing segment.

(3)
Beginning in 2020, refining and marketing margins have been revised to better reflect the refining, product supply and rack forward businesses. Prior periods have been restated to reflect this change.

(4)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Refinery utilization averaged 88% in 2020, compared with 95% in 2019, as the company reduced refinery throughput as a result of a decrease in consumer demand for transportation fuels due to the impacts of the COVID-19 pandemic. As market conditions evolved and the demand profile shifted, the company was able to leverage its midstream storage capacity and diversified sales channels to respond quickly to changing consumer demand and optimize its product mix. The company also leveraged its strong domestic sales network and export channels, including integration with the retail network, within its downstream business to achieve higher utilization rates which continued to outperform the Canadian refining average through 2020. Subsequent to 2020, the nameplate capacity of the Edmonton refinery increased from 142,000 bbls/d to 146,000 bbls/d as a result of debottlenecking activities.

Total refined product sales decreased to 503,400 bbls/d in 2020, compared to 539,400 bbls/d in 2019, as a result of reduced average consumer demand due to the impacts of the COVID-19 pandemic.

Refining and Marketing Margins

Refining and marketing margins were influenced by the following:

•
On a LIFO(1) basis, Suncor's refining and marketing margin declined to $28.65/bbl in 2020, from $36.80/bbl in the prior year due to lower demand and benchmarks as a result of the impacts of the COVID-19 pandemic. Suncor's refining and marketing margin decreased approximately 20% compared to the prior year, compared to a decrease of approximately 45% in benchmark crack spreads for the same period. This relative outperformance reflects Suncor's feedstock advantage, enabling the company to process discounted heavier crude oil, its marketing and logistics capabilities, and strong sales channels within its integrated retail and wholesale network.

•
On a FIFO basis, Suncor's refining and marketing margin declined to $25.30/bbl in 2020, from $40.45/bbl in the prior year due to the same factors noted above, in addition to the impact of FIFO inventory valuation. In 2020, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO accounting method, resulted in a negative impact on the company's results of $384 million, after-tax. FIFO had a positive impact on operating earnings of $461 million, after-tax, in the prior year, for an overall unfavourable year-over-year impact of $838 million, after-tax, including the impact of short-term commodity risk management activities.

Expenses and Other Factors

Operating and transportation expenses decreased compared to the prior year, primarily due to the impact of the company's cost reduction initiatives, relief provided under the CEWS program, a decrease in variable costs associated with the decrease in crude throughput and sales volumes and lower share-based compensation expense. Refining operating expense(1) per barrel was $5.50 in 2020, compared to $5.35 in the prior year, with the increase primarily due to lower crude throughput.

DD&A expense in 2020 was comparable to the prior year.

Planned Maintenance

Planned maintenance is scheduled for the Edmonton, Montreal and Commerce City refineries in the second quarter of 2021. The anticipated impact of these maintenance events has been reflected in the company's 2021 guidance.

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Annual Report 2020   Suncor Energy Inc.  43

Corporate and Eliminations

2020 Highlights

•
In 2020, the company secured $2.8 billion in additional credit facilities and issued $1.25 billion of 5.00% senior unsecured medium term notes due 2030, US$450 million of 2.80% senior unsecured notes due 2023 and US$550 million of 3.10% senior unsecured notes due 2025. As of December 31, 2020, Suncor had $7.9 billion of liquidity.

•
In 2020, the company paid $1.670 billion in dividends to shareholders and, prior to the onset of the COVID-19 pandemic, repurchased $307 million of its own common shares for cancellation.

•
In 2020, the company increased its investments in clean technology, including LanzaJet, Inc., a company working to bring sustainable aviation fuel and renewable diesel to the commercial market and the Varennes Carbon Recycling facility, a biofuel plant in Varennes, Quebec, that is designed to convert commercial and industrial non-recyclable waste into biofuels and renewable chemicals.

•
The company continues to progress on Suncor 4.0 through investments to improve the productivity, reliability, safety and environmental performance of our operations and contribute to the company's incremental free funds flow target.

•
Suncor will remain disciplined in its capital allocation and, at current commodity prices, plans to pay down between $1.0 billion and $1.5 billion of debt and repurchase between $500 million and $1.0 billion of the company's shares in 2021, signifying the company's ability to generate cash flow and confidence in the underlying value of the company. Subsequent to the end of the year, the TSX accepted Suncor's notice to commence a new NCIB for up to 44,000,000 common shares.

Strategy and Investment Update

Returning value to shareholders continues to be a top priority for Suncor. Suncor entered the year with a strong investment grade balance sheet and a proven track record of shareholder returns and, at the onset of the COVID-19 pandemic, responded decisively to maintain its financial strength and liquidity. Suncor will remain disciplined in its capital allocation and, at current commodity prices, plans to pay down between $1.0 billion and $1.5 billion of debt and repurchase between $500 million and $1.0 billion of the company's shares in 2021, signifying the company's ability to generate cash flow and confidence in the underlying value of the company. Subsequent to the end of the year, the TSX accepted Suncor's notice to commence a new NCIB for up to 44,000,000 common shares.

Investment in low carbon power and being a part of the emerging biofuel industry is a key component of Suncor's climate change action plan. In 2019, Suncor sanctioned the Forty Mile Wind Power Project, a 200 MW renewable energy power project in southern Alberta that is expected to generate significant value through sustainable power generation and retention of the generated carbon credits for utilization in Suncor's upstream business. The project was deferred in 2020 due to capital reductions in response to the COVID-19 pandemic and is currently under construction. This project enables Suncor to make meaningful progress towards its sustainability goal of a 30% greenhouse gas (GHG) emissions intensity reduction by 2030.

In addition, the company continues to make investments in new technologies and renewable energy that lower its emissions and provide new sustainable energy sources. This includes equity investments in Enerkem., a waste-to-biofuels and chemicals producer, and LanzaJet, Inc., a company working to bring sustainable aviation fuel and renewable diesel to the commercial market. In 2020, Enerkem, Suncor and other partners announced construction plans for the Varennes Carbon Recycling facility, a biofuel plant in Varennes, Quebec, that is designed to convert commercial and industrial non-recyclable waste into biofuels and renewable chemicals. Suncor believes this investment complements Suncor's existing renewable fuels and power portfolio and further demonstrates Suncor's involvement in the global energy transition with low-carbon investments that are aligned with our current business.

Suncor continues to progress its digital transformation and implement new digital technologies across the enterprise to help improve the safety, productivity, reliability and environmental performance of our operations which the company anticipates will enable operational efficiencies that will provide further structural cost savings. As a result of the COVID-19 pandemic and its impact on the business environment, the company accelerated certain aspects of the digital transformation, primarily associated with process and technology improvements and workforce reductions, to reduce the cost structure of running the business while increasing productivity. The company anticipates that the implementation of digital technologies will facilitate the transition to the workplace of the future, bolster operational excellence and drive additional value.

44  Annual Report 2020   Suncor Energy Inc.

Financial Highlights

Year ended December 31 ($ millions)	2020	2019	2018

Net loss	(557)	(679)	(1 613)

Adjusted for:

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(286)	(590)	989

Impact of income tax rate adjustments on deferred income taxes(1)	—	(48)	—

Operating loss(2)	(843)	(1 317)	(624)

Corporate and Renewables	(936)	(1 113)	(876)

Eliminations – Intersegment profit realized (eliminated)	93	(204)	252

Funds used in operations(2)	(872)	(1 249)	(369)

(1)
In 2019, the company recorded a $48 million deferred income tax recovery associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8%.

(2)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Corporate and Renewables

Corporate incurred an operating loss of $936 million in 2020, compared with an operating loss of $1.113 billion in 2019, with the decreased operating loss primarily due to lower share-based compensation expense, favourable income tax settlements and relief provided under the CEWS program partially offset by an increase in interest expense associated with increased debt in 2020. Suncor capitalized $120 million of its borrowing costs in 2020, compared to $122 million in 2019, as part of the cost of major development assets and construction projects in progress.

Year ended December 31	2020	2019	2018

Renewable Energy power generation marketed (gigawatt hours)(1)	200	184	183

(1)
Power generated includes curtailed production for which the company was compensated.

Eliminations – Intersegment profit realized (eliminated)

Eliminations reflect the deferral or realization of profit on crude oil sales from Oil Sands to R&M. Consolidated profits are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. In 2020, the company realized $93 million of after-tax intersegment profit, compared to an elimination of profit of $204 million in the prior year. The change year-over-year was primarily due to the decrease in Oil Sands crude margins in 2020, as higher margin crude feedstock inventory sourced internally from Oil Sands was sold and replaced by lower margin crude feedstock inventory, resulting in a realization of profit at the enterprise level.

Funds used in operations for the Corporate and Eliminations segment were $872 million in 2020, compared to $1.249 billion in 2019, and were influenced by the same factors that impacted operating earnings, adjusted for the non-cash component of share-based compensation expense.

Annual Report 2020   Suncor Energy Inc.  45

5. Fourth Quarter 2020 Analysis

Financial and Operational Highlights

Three months ended December 31 ($ millions, except as noted)	2020	2019

Net (loss) earnings

Oil Sands	(293)	(2 682)

Exploration and Production	(379)	(162)

Refining and Marketing	268	558

Corporate and Eliminations	236	(49)

Total	(168)	(2 335)

Operating (loss) earnings(1)

Oil Sands	(151)	277

Exploration and Production	44	231

Refining and Marketing	268	558

Corporate and Eliminations	(303)	(284)

Total	(142)	782

Funds from (used in) operations(1)

Oil Sands	729	1 405

Exploration and Production	312	555

Refining and Marketing	415	793

Corporate and Eliminations	(235)	(200)

Total funds from operations	1 221	2 553

Changes in non-cash working capital	(407)	(249)

Cash flow provided by operating activities	814	2 304

Production volumes (mboe/d)

Oil Sands – SCO and diesel	514.3	456.3

Oil Sands – Non-upgraded bitumen	157.2	206.0

Exploration and Production	97.7	115.9

Total	769.2	778.2

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Net Loss

Suncor had a consolidated net loss for the fourth quarter of 2020 of $168 million, compared to a net loss of $2.335 billion for the prior year quarter. The net loss was affected by the same factors that influenced operating earnings described subsequently in this section of this MD&A. Other items affecting the net losses over these periods included:

•
The after-tax unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt was $539 million for the fourth quarter of 2020, compared to a gain of $235 million for the fourth quarter of 2019.

•
During the fourth quarter of 2020, the company recorded non-cash after-tax impairment charges of $423 million against its share of the White Rose assets, in the E&P segment, as a result of the high degree of uncertainty surrounding the future of the West White Rose Project.

•
In the fourth quarter of 2020, the company recorded a provision to transportation expense for $186 million ($142 million after-tax) related to the Keystone XL pipeline project, in the Oil Sands segment.

•
During the fourth quarter of 2019, the company recorded after-tax impairment charges of $2.803 billion on its share of the Fort Hills assets, in the Oil Sands segment, due to a decline in forecasted long-term heavy crude oil prices, and $393 million against White Rose, in the E&P segment, due to increased capital cost estimates at the West White Rose Project.

Cash Flow provided by Operating Activities and Funds from Operations

Funds from operations were $1.221 billion in the fourth quarter of 2020, compared to $2.553 billion in the fourth quarter of 2019, and included a $186 million transportation provision related to the Keystone XL pipeline project. Funds from operations were influenced by the same factors impacting operating (loss) earnings described in the Segmented Analysis below.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $814 million for the fourth quarter of 2020, compared to $2.304 billion in the prior year quarter, and was influenced by the same factors impacting operating (loss) earnings noted below. In addition, cash flow provided by operating activities was further impacted by a higher use of cash associated with the company's working capital balances, as compared to the prior year quarter. The use of cash in the company's non-cash working capital balances was primarily due to an increase in production and commodity prices at the end of the quarter, resulting in an increase in accounts receivable and inventory balances.

Segmented Analysis

Oil Sands

The Oil Sands segment had an operating loss of $151 million in the fourth quarter of 2020, compared to operating earnings of $277 million in the prior year quarter. The decrease was primarily due to lower realized crude prices, as crude benchmarks decreased by approximately 25% compared to the prior year quarter as a result of the impacts of the COVID-19 pandemic, partially offset by lower operating expenses, a higher proportion of higher value SCO

46  Annual Report 2020   Suncor Energy Inc.

barrels in the product mix, enabled by strong reliability, and lower royalties, DD&A and exploration expenses.

SCO production increased to 514,300 bbls/d in the fourth quarter of 2020 from 456,300 bbls/d in the fourth quarter of 2019, marking the second best quarter of SCO production in the company's history and resulted in a combined upgrader utilization rate of 95% in the fourth quarter of 2020 compared to 83% in the prior year quarter. Increased production in the fourth quarter of 2020 was primarily due to strong reliability at Syncrude and Oil Sands Base ramping up to full operating rates. Following the completion of maintenance activities early in the quarter, the company achieved combined upgrader utilization of 102% in November and December of 2020. Both quarters were impacted by planned maintenance at Oil Sands operations while the prior year quarter was impacted by planned maintenance at Syncrude. SCO production was further supported by increased In Situ bitumen production diverted to the upgrader to maximize the production of higher value SCO barrels. Increased upgrader utilization impacted total Oil Sands production due to the yield loss associated with the bitumen upgrading process. Despite the impact on our production volumes and cost per barrel metrics, the result of this strategy had a positive impact on overall funds flow and reflects our value over volume approach.

Non-upgraded bitumen production decreased to 157,200 bbls/d in the fourth quarter of 2020 from 206,000 bbls/d in the fourth quarter of 2019, as bitumen production from Firebag was diverted to the upgrader to maximize value over volume and maintenance activities were completed at Firebag early in the quarter. Production in the fourth quarter of 2020 was also impacted by lower production at Fort Hills as the asset commenced the phased ramp up to two primary extraction trains providing additional volumes at low incremental operating costs. The maintenance activities at Firebag have expanded the nameplate capacity of the facility through the installation of new incremental emulsion handling and steam infrastructure and also addressed plant restrictions that developed during the third quarter of 2020. Building on Suncor's commitment to operational excellence, the company exited the fourth quarter of 2020 with strong In Situ bitumen production, with both Firebag and MacKay River operating at near nameplate capacity.

SCO and diesel sales volumes increased to 495,600 bbls/d in the fourth quarter of 2020, from 447,600 bbls/d in the prior year quarter, consistent with the increase in production, partially offset by a build of inventory as a result of strong production and timing of sales.

Non-upgraded bitumen sales volumes were 139,600 bbls/d in the fourth quarter of 2020, compared to 218,100 bbls/d in the prior year quarter, and were influenced by the same factors that impacted production volumes, discussed above, in addition to a build of inventory as increased sales were transported to customers extending down to the U.S. Gulf Coast.

Exploration and Production

Operating earnings for the E&P segment in the fourth quarter of 2020 decreased to $44 million, from $231 million in the prior year quarter, with the decline primarily due to significantly lower realized crude prices due to the impacts of the COVID-19 pandemic, which resulted in crude oil benchmarks decreasing by more than 25%, and lower production volumes, partially offset by lower royalties, DD&A expense, exploration expenses and operating expenses.

Production volumes for E&P Canada were 56,800 bbls/d in the fourth quarter of 2020, compared to 69,600 bbls/d in the prior year quarter. Production volumes decreased in the fourth quarter of 2020, primarily due to the Terra Nova quayside preservation.

At Terra Nova, the company continued to exercise capital discipline by safely preserving the floating production storage and offloading unit quayside and deferring the ALE project until an economically viable path forward with a safe and reliable return to operations can be determined. Subsequent to 2020, Suncor and the Terra Nova joint venture partners, together with the Government of Newfoundland and Labrador, agreed to a non-binding Memorandum of Understanding, which provides for a financial commitment by the government, including a modified royalty regime, in support of continued operations. The ALE project is currently being evaluated with owners and all stakeholders to determine the best option to integrate and optimize potential funding to recover the remaining resources from the Terra Nova project.

E&P International production was 40,900 boe/d in the fourth quarter of 2020, compared to 46,300 boe/d in the prior year quarter. The decrease in the fourth quarter of 2020 reflected lower asset performance and natural production declines in the U.K.

Refining and Marketing

R&M operating earnings in the fourth quarter of 2020 were $268 million, compared to $558 million in the prior year quarter. The decrease was primarily due to lower refining and marketing margins as a result of significantly lower crack spread benchmarks and lower crude throughput and refined product sales due to lower demand for transportation fuels due to the COVID-19 pandemic, partially offset by lower operating expenses. Operating earnings were favourably impacted by a FIFO inventory valuation gain of $44 million after-tax on the increase in crude and refined product benchmarks in the fourth quarter of 2020, compared to a FIFO inventory valuation loss of $16 million after-tax in the prior year quarter.

Annual Report 2020   Suncor Energy Inc.  47

Refinery crude throughput was 438,000 bbls/d and refinery utilization was 95% in the fourth quarter of 2020, compared to refinery crude throughput of 447,500 bbls/d and refinery utilization of 97% in the prior year quarter, with the decline due to lower demand for refined products during the fourth quarter of 2020 as a result of the COVID-19 pandemic. Suncor leveraged its strong domestic sales network and export channels, including integration with the retail network, within its downstream business to achieve higher utilization rates which continued to outperform the Canadian refining industry average in the fourth quarter of 2020.

Refined product sales decreased in the fourth quarter of 2020 to 508,800 bbls/d, compared to 534,600 bbls/d in the prior year quarter, as a result of the impacts of the COVID-19 pandemic.

Corporate and Eliminations

Corporate and Eliminations had an operating loss of $303 million in the fourth quarter of 2020, compared to an operating loss of $284 million in the fourth quarter of 2019, with the increased operating loss primarily due to an increase in interest expense associated with increased debt in 2020 and higher share-based compensation expense, partially offset by favourable tax settlements. During the fourth quarter of 2020, the company's elimination of profit amounted to $21 million after-tax, compared to a realization of $11 million of after-tax intersegment profit in the prior year quarter.

Suncor capitalized $26 million of its borrowing costs in the fourth quarter of 2020 as part of the cost of major development assets and construction projects in progress, compared to $37 million in the prior year quarter.

48  Annual Report 2020   Suncor Energy Inc.

6. Quarterly Financial Data

Financial Summary

Three months ended ($ millions, unless otherwise noted)	Dec 31 2020	Sept 30 2020	June 30 2020	Mar 31 2020	Dec 31 2019	Sept 30 2019	June 30 2019	Mar 31 2019

Total production (mboe/d)

Oil Sands	671.5	519.0	553.7	630.1	662.3	670.0	692.2	657.2

Exploration and Production	97.7	97.2	101.8	109.7	115.9	92.3	111.7	107.1

	769.2	616.2	655.5	739.8	778.2	762.3	803.9	764.3

Revenues and other income

Operating revenues, net of royalties	6 615	6 427	4 229	7 391	9 487	9 803	10 071	8 983

Other income (loss)	(21)	30	16	365	111	93	27	414

	6 594	6 457	4 245	7 756	9 598	9 896	10 098	9 397

Net (loss) earnings	(168)	(12)	(614)	(3 525)	(2 335)	1 035	2 729	1 470

per common share – basic (dollars)	(0.11)	(0.01)	(0.40)	(2.31)	(1.52)	0.67	1.74	0.93

per common share – diluted (dollars)	(0.11)	(0.01)	(0.40)	(2.31)	(1.52)	0.67	1.74	0.93

Operating (loss) earnings(1)	(142)	(302)	(1 489)	(309)	782	1 114	1 253	1 209

per common share – basic(1) (dollars)	(0.09)	(0.20)	(0.98)	(0.20)	0.51	0.72	0.80	0.77

Funds from operations(1)	1 221	1 166	488	1 001	2 553	2 675	3 005	2 585

per common share – basic(1) (dollars)	0.80	0.76	0.32	0.66	1.66	1.72	1.92	1.64

Cash flow provided by (used in) operating activities	814	1 245	(768)	1 384	2 304	3 136	3 433	1 548

per common share – basic (dollars)	0.53	0.82	(0.50)	0.91	1.50	2.02	2.19	0.98

ROCE(1) (%) for the twelve months ended	(6.9)	(10.2)	(7.5)	(1.3)	4.9	9.7	10.4	8.2

ROCE(1)(2) (%) excluding major projects in progress for the twelve months ended	(7.4)	(10.8)	(7.9)	(1.4)	5.1	9.9	10.6	8.3

After-tax unrealized foreign exchange gain (loss) on U.S. dollar denominated debt	539	290	478	(1 021)	235	(127)	221	261

Common share information (dollars)

Dividend per common share	0.21	0.21	0.21	0.47	0.42	0.42	0.42	0.42

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	21.35	16.26	22.89	22.46	42.56	41.79	40.85	43.31

New York Stock Exchange (US$)	16.78	12.23	16.86	15.80	32.80	31.58	31.16	32.43

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A. ROCE excludes capitalized costs related to major projects in progress. Operating earnings (loss) for each quarter are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each Quarterly Report to Shareholders issued by Suncor (Quarterly Reports) in respect of the relevant quarter. Funds from operations and ROCE for each quarter are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each Quarterly Report issued by Suncor in respect of the relevant quarter.

(2)
ROCE excluding major projects in progress and impairments would have been 8.7%, 8.0%, 8.6%, and 5.4% for the second quarter of 2019, third quarter of 2019, fourth quarter of 2019 and first quarter of 2020, respectively, excluding the impacts of the $1.116 billion deferred tax recovery for the Alberta corporate income tax rate change in the second quarter of 2019.

Annual Report 2020   Suncor Energy Inc.  49

Business Environment

Three months ended (average for the period ended, except as noted)		Dec 31 2020	Sept 30 2020	June 30 2020	Mar 31 2020	Dec 31 2019	Sept 30 2019	June 30 2019	Mar 31 2019

WTI crude oil at Cushing	US$/bbl	42.65	40.95	27.85	46.10	56.95	56.45	59.85	54.90

Dated Brent crude	US$/bbl	44.20	43.00	29.20	50.15	63.30	61.90	68.85	63.20

Dated Brent/Maya FOB price differential	US$/bbl	3.30	3.50	2.70	15.95	9.30	5.20	6.75	4.45

MSW at Edmonton	Cdn$/bbl	50.25	51.30	30.20	52.00	68.10	68.35	73.90	66.45

WCS at Hardisty	US$/bbl	33.35	31.90	16.35	25.60	41.10	44.20	49.20	42.50

Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(9.30)	(9.05)	(11.50)	(20.50)	(15.85)	(12.25)	(10.65)	(12.40)

SYN-WTI (differential) premium	US$/bbl	(3.05)	(2.45)	(4.55)	(2.70)	(0.70)	0.40	0.15	(2.30)

Condensate at Edmonton	US$/bbl	42.55	37.55	22.20	46.20	53.00	52.00	55.85	50.50

Natural gas (Alberta spot) at AECO	Cdn$/mcf	2.65	2.25	2.00	2.05	2.50	0.95	1.05	2.60

Alberta Power Pool Price	Cdn$/MWh	46.15	43.85	29.90	67.05	46.95	46.85	56.55	69.45

New York Harbor 2-1-1 crack(1)	US$/bbl	9.85	10.20	12.20	14.75	18.45	19.70	22.40	19.10

Chicago 2-1-1 crack(1)	US$/bbl	7.95	7.75	6.75	9.75	14.35	17.05	21.50	15.40

Portland 2-1-1 crack(1)	US$/bbl	13.15	12.55	12.20	18.30	25.45	23.90	29.10	19.35

Gulf Coast 2-1-1 crack(1)	US$/bbl	9.00	8.55	9.00	13.00	17.00	20.00	21.70	17.90

Exchange rate	US$/Cdn$	0.77	0.75	0.72	0.74	0.76	0.76	0.75	0.75

Exchange rate (end of period)	US$/Cdn$	0.78	0.75	0.73	0.71	0.77	0.76	0.76	0.75

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The company previously quoted 3-2-1 crack margin benchmarks based on wider use and familiarity with these benchmarks and, although the 3-2-1 crack spread is more commonly quoted, the company's refinery production is better aligned with a 2-1-1 crack spread, which better reflects the approximate composition of Suncor's overall refined product mix. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Significant or Unusual Items Impacting Net (Loss) Earnings

Trends in Suncor's quarterly net (loss) earnings and cash flow provided by operating activities are driven primarily by production volumes, which can be significantly impacted by factors such as the COVID-19 pandemic beginning in the first quarter of 2020, operational incidents and the Government of Alberta's mandatory production curtailments implemented during 2019.

Trends in Suncor's quarterly net (loss) earnings and cash flow provided by operating activities are also affected by changes in commodity prices, price differentials, refining crack spreads and foreign exchange rates, as described in the Financial Information section of this MD&A. In addition to the impacts of changes in production volumes and business environment, net (loss) earnings over the last eight quarters were affected by the following events or significant adjustments:

•
During the fourth quarter of 2020, the company recorded non-cash after-tax impairment charges of $423 million against its share of the White Rose assets, in the E&P segment, as a result of the high degree of uncertainty surrounding the future of the West White Rose Project.

•
During the fourth quarter of 2020, the company recorded a provision to transportation expense for $186 million ($142 million after-tax) related to the Keystone XL pipeline project in the Oil Sands segment.

•
During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of $1.376 billion on its share of the Fort Hills assets, in the Oil Sands segment, and $422 million against its share of the White Rose and Terra Nova assets, in the E&P segment, due to a decline in forecasted crude oil prices as a result of decreased global demand due to the impacts of the COVID-19 pandemic and changes to their respective capital, operating and production plans.

•
During the first quarter of 2020, the company recorded an after-tax hydrocarbon inventory write-down to net realizable value of $177 million, in the Oil Sands segment, and $220 million, in the R&M segment, as a result of a significant decline in benchmarks and demand for crude oil and refined products due to COVID-19 mitigation efforts. The full hydrocarbon inventory write-down amount of $397 million after-tax was included in net earnings but was excluded from operating earnings and funds from operations in the first quarter of 2020, and realized through operating earnings and funds from operations in the second quarter of 2020 when the product was sold.

50  Annual Report 2020   Suncor Energy Inc.

•
During the fourth quarter of 2019, the company recorded after-tax non-cash impairment charges of $2.803 billion on its share of the Fort Hills assets, in the Oil Sands segment, due to a decline in forecasted heavy crude oil prices and $393 million against its interest in White Rose, in the E&P segment, due to increased capital cost estimates at the West White Rose Project.

•
The third quarter of 2019 included an after-tax gain of $48 million in the E&P segment related to the sale of certain non-core assets.

•
In the second quarter of 2019, the company recorded a $1.116 billion deferred income tax recovery associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8%.

•
In the second quarter of 2019, Suncor sold its 37% interest in Canbriam for total proceeds and an equivalent gain of $151 million ($139 million after-tax), which had previously been written down to nil in the fourth quarter of 2018 following the company's assessment of forward natural gas prices and the impact on estimated future cash flows.

Annual Report 2020   Suncor Energy Inc.  51

7. Capital Investment Update

Capital and Exploration Expenditures by Segment

Year ended December 31 ($ millions)	2020	2019	2018

Oil Sands	2 736	3 522	3 546

Exploration and Production	489	1 070	946

Refining and Marketing	515	818	856

Corporate and Eliminations	186	148	58

Total	3 926	5 558	5 406

Less: capitalized interest on debt	(120)	(122)	(156)

	3 806	5 436	5 250

Capital and Exploration Expenditures by Type, excluding capitalized interest

Year ended December 31, 2020 ($ millions)	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total

Oil Sands

Oil Sands Base	1 241	254	1 495

In Situ	212	384	596

Fort Hills	155	21	176

Syncrude	320	74	394

Exploration and Production	6	451	457

Refining and Marketing	390	116	506

Corporate and Eliminations	64	118	182

	2 388	1 418	3 806

(1)
Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders, maintaining current processing capacity, and delivering existing developed reserves.

(2)
Economic investment capital expenditures include capital investments that result in an increase in value through adding reserves, improving processing capacity, utilization, cost or margin, including associated infrastructure.

In the second quarter of 2020, in response to the COVID-19 pandemic and OPEC+ supply issues, the company announced plans to reduce its planned 2020 capital expenditures to a range of $3.6 billion to $4.0 billion to preserve the financial health and resiliency of the company and navigate the current business environment. Suncor met this $1.9 billion capital reduction target by the end of 2020, reducing its capital expenditures to $3.806 billion which was an approximate 33% decrease compared to the original 2020 capital guidance midpoint. This was achieved by concentrating on asset sustainment and maintenance projects designed to maintain safe and reliable operations, as well as advancing and completing select late stage, high-value and low capital economic investment projects. Targeted capital reductions in 2020 included the deferral and cancellation of projects, the reduction in spending across various assets and increased execution efficiency.

In 2020, Suncor's capital expenditures on property, plant and equipment and exploration activities totaled $3.806 billion, excluding capitalized borrowing costs of $120 million. Activity in 2020 included the following:

Oil Sands Base

Oil Sands Base asset sustainment and maintenance capital expenditures were $1.241 billion in 2020 and were primarily focused on ensuring continued safe, reliable and efficient operations, as well as environmental compliance. The company's planned maintenance program in 2020 included work at Upgrader 1 and Upgrader 2, and the continued development of tailings infrastructure in addition to other reliability and sustainment projects across the operations. 2020 also included capital expenditures related to the rebuild at the Oil Sands Base plant secondary extraction facility, with the majority of the repair costs expected to be reimbursed through insurance proceeds anticipated to be received in 2021.

Oil Sands Base economic capital of $254 million in 2020 was focused on projects expected to improve productive capacity.

52  Annual Report 2020   Suncor Energy Inc.

This also included the construction of interconnecting pipelines between Suncor's Oil Sands Base and Syncrude. The asset was brought into service in the fourth quarter of 2020.

In Situ

In Situ capital expenditures were $596 million in 2020, of which $384 million was directed towards economic investment activities, which focused on the ongoing design and construction of well pads to develop additional reserves that are expected to maintain existing production levels at Firebag and MacKay River in future years as production from existing well pads declines. Asset sustainment and maintenance capital expenditures were primarily directed towards the rebuild at the MacKay River central processing facility.

Fort Hills

Fort Hills capital expenditures were $176 million in 2020, with $155 million directed towards asset sustainment and capital expenditures related to mine and tailings development to support ongoing operations.

Syncrude

Syncrude capital expenditures were $394 million in 2020, the majority of which was for asset sustainment and maintenance capital expenditures focused on improving asset reliability and included capital related to turnarounds and maintenance. Syncrude economic capital was primarily focused on the construction of the interconnecting pipelines between Suncor's Oil Sands Base and Syncrude, which have enhanced integration between the assets and provided increased operational flexibility.

Exploration and Production

E&P capital and exploration expenditures were $457 million in 2020, and were primarily focused on economic investment projects, including development drilling at Hebron and Buzzard, and development work on the Fenja project and the West White Rose Project.

Refining and Marketing

R&M capital expenditures were $506 million in 2020, and were primarily related to the ongoing sustainment of, and enhancement to, refinery and retail operations.

Corporate

Corporate capital expenditures were $182 million, primarily directed towards the company's information technology and other corporate initiatives.

Suncor anticipates 2021 capital expenditures to be directed to the following projects and initiatives:

Oil Sands operations

For 2021, plans for economic investment include capital to progress low-carbon power generation to replace the coke-fired boilers at Oil Sands Base. Additional investment to maintain production capacity at existing facilities includes continued development of new reserves by building new well pads at In Situ and improving mining efficiency through the continued implementation of AHS at the Millennium mine.

Asset sustainment and maintenance capital expenditures for 2021 include the five-year planned turnaround at Oil Sands Base Upgrader 2. Asset sustainment and maintenance capital will also focus on tailings management and planned maintenance at Upgraders 1 and 2.

Fort Hills

Asset sustainment and maintenance capital expenditures for 2021 will focus on ongoing development of mining and tailings management projects to preserve production capacity.

Syncrude

For 2021, plans for economic investment will include capital to progress the Mildred Lake Extension-West Mine.

Sustaining capital expenditures for 2021 will focus on planned maintenance and reliability programs aimed at maintaining production capacity, which includes planned maintenance at the largest Syncrude coker.

Exploration and Production

Capital expenditures for 2021 are expected to include economic investments at Hebron, Hibernia, Buzzard, Oda, and Fenja.

Refining and Marketing

The company expects that sustaining capital will focus on ongoing sustainment and enhancement to refinery and retail operations, and other economic investment projects on logistics and the company's retail and wholesale network.

Corporate

For 2021, the company plans to make economic investments in digital technology initiatives and the Forty Mile Wind Power Project in southern Alberta, which was sanctioned in 2019.

Annual Report 2020   Suncor Energy Inc.  53

8. Financial Condition and Liquidity

Liquidity and Capital Resources

At December 31 ($ millions, except as noted)	2020	2019	2018

Cash flow provided by (used in)

Operating activities	2 675	10 421	10 580

Investing activities	(4 524)	(5 088)	(6 697)

Financing activities	1 786	(5 537)	(4 426)

Foreign exchange (loss) gain on cash and cash equivalents	(12)	(57)	92

Decrease in cash and cash equivalents	(75)	(261)	(451)

Cash and cash equivalents, end of year	1 885	1 960	2 221

Return on Capital Employed (%)(1)

Excluding major projects in progress(2)(3)	(7.4)	5.1	8.2

Including major projects in progress(2)	(6.9)	4.9	8.0

Net debt to funds from operations(1)(4)(5) (times)	5.1	1.5	1.5

Interest coverage on long-term debt (times)

Earnings basis(6)	(4.9)	3.4	6.4

Funds from operations basis(1)(5)(7)	3.9	13.4	14.1

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
2020 ROCE includes asset impairment charges of $2.221 billion after-tax. 2019 ROCE includes asset impairment charges of $3.352 billion after-tax.

(3)
Excludes capitalized costs related to major projects in progress. ROCE excluding major projects in progress would have been (3.0%) in 2020, excluding the impact of impairments of $2.221 billion after-tax. ROCE excluding major projects in progress would have been 8.6% in 2019, excluding the impacts of impairments of $3.352 billion after-tax and the impact of the $1.116 billion deferred tax recovery relating to a change in the Alberta corporate income tax rate.

(4)
Net debt is equal to total debt less cash and cash equivalents.

(5)
Funds from operations and metrics that use funds from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(6)
Equal to net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(7)
Equal to funds from operations plus current income tax and interest expense, divided by the sum of interest expense and capitalized interest on debt.

Cash Flow provided by Operating Activities

Cash flow provided by operating activities was $2.675 billion in 2020 compared to $10.421 billion in 2019. The decrease was primarily due to the significant decline in crude oil and refined product realizations, as crude oil and crack spread benchmarks decreased by more than 30% compared to the prior year due to the impacts of the COVID-19 pandemic and OPEC+ supply issues. Cash flow provided by operating activities in 2020 was also negatively impacted by lower overall upstream production volumes and refinery crude throughput as the company managed its operations to meet demand levels. Cash flow provided by operating activities in 2019 also included after-tax insurance proceeds of $264 million related to the company's Libya assets. These factors were partially offset by reduced costs associated with lower production as well as cost reduction initiatives executed in 2020.

Cash Flow used in Investment Activities

Cash flow used in investing activities was $4.524 billion in 2020 compared to $5.088 billion in 2019. The decrease was primarily due to lower capital expenditures as the company reduced, deferred or cancelled certain capital projects to meet its previously announced $1.9 billion capital reduction target in response to the COVID-19 pandemic. This was partially offset by an increase in investing working capital related to the timing of payments.

Cash Flow provided by (used in) Financing Activities

Cash flow provided by financing activities was $1.786 billion in 2020, compared to cash flow used in financing activities of $5.537 billion in 2019. The increase was primarily due to the net increase in short-term debt, issuance of long-term debt and reduced share repurchases and dividends following the company's decisions to help strengthen the financial resiliency of the company in response to the COVID-19 pandemic.

Management of debt levels continues to be a priority for Suncor given the company's long-term plans and future expected volatility in the pricing environment. Suncor believes a phased and flexible approach to existing and future projects should assist the company in maintaining its ability to manage project costs and debt levels.

54  Annual Report 2020   Suncor Energy Inc.

Capital Resources

Suncor's capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents and available credit facilities, including commercial paper. Suncor's management believes the company will have the capital resources to fund its planned 2021 capital spending program of $3.8 to $4.5 billion and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper, if needed, and accessing capital markets. The company's cash flow provided by operating activities depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties, foreign exchange rates and demand for transportation fuels.

The company has invested excess cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings.

Available Sources of Liquidity

Cash and Cash Equivalents

Included in cash and cash equivalents of $1.885 billion at December 31, 2020 are short-term investments with weighted average days to maturity of approximately 16 days. In 2020, the company earned approximately $5 million of interest income on these investments.

Financing Activities

Suncor's interest on debt and lease liabilities (before capitalized interest) in 2020 was $1.050 billion, an increase from $997 million in 2019, due to the issuance of $1.25 billion of 5.00% senior unsecured medium term notes due 2030, US$450 million of 2.80% senior unsecured notes due 2023, US$550 million of 3.10% senior unsecured notes due 2025, and an increase in short-term debt.

Available lines of credit at December 31, 2020 increased to $6.043 billion, compared to $4.701 billion at December 31, 2019, primarily due to an additional $2.8 billion of credit facilities secured in 2020, partially offset by increased short-term indebtedness. As of December 31, 2020, Suncor had approximately $7.9 billion of liquidity.

A summary of total and unutilized credit facilities at December 31, 2020 is as follows:

($ millions)	2020

Fully revolving and expires in 2023	3 500

Fully revolving and expires in 2022	7 064

Fully revolving and expires in 2021	380

Can be terminated at any time at the option of the lenders	130

Total credit facilities	11 074

Credit facilities supporting outstanding commercial paper	(3 566)

Credit facilities supporting standby letters of credit	(1 158)

Total unutilized credit facilities(1)	6 350

(1)
Available credit facilities for liquidity purposes were $6.043 billion at December 31, 2020 (December 31, 2019 – $4.701 billion).

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an Event of Default as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders' equity. At December 31, 2020, total debt to total debt plus shareholders' equity was 37.8% (December 31, 2019 – 29.9%) and increased due to higher debt levels and lower shareholders' equity as a result of net losses, including impairment charges recorded in 2020. Total debt to total debt plus shareholders' equity would have been 34.4% at December 31, 2020, excluding the impact of impairments of $2.221 billion after-tax in 2020 and $3.352 billion after-tax in 2019. Total debt to total debt plus shareholders' equity would have been 28.4% at December 31, 2019, excluding the impact of impairments of $3.352 billion after-tax in 2019. The company is currently in compliance with all operating covenants as at December 31, 2020.

Annual Report 2020   Suncor Energy Inc.  55

At December 31 ($ millions, except as noted)	2020	2019

Short-term debt	3 566	2 155

Current portion of long-term debt	1 413	—

Current portion of long-term lease liabilities	272	310

Long-term debt	13 812	12 884

Long-term lease liabilities	2 636	2 621

Total debt	21 699	17 970

Less: Cash and cash equivalents	1 885	1 960

Net debt	19 814	16 010

Shareholders' equity	35 757	42 042

Total debt plus shareholders' equity	57 456	60 012

Total debt to total debt plus shareholders' equity (%)	37.8	29.9

Change in Net Debt

($ millions)

Total debt – December 31, 2019	17 970

Increase in long-term debt	2 634

Increase in short-term debt	1 445

Increase in lease liability during the year	312

Lease payments	(335)

Foreign exchange on debt, and other	(327)

Total debt – December 31, 2020	21 699

Less: Cash and cash equivalents – December 31, 2020	1 885

Net debt – December 31, 2020	19 814

At December 31, 2020, Suncor's net debt was $19.814 billion, compared to $16.010 billion at December 31, 2019. During 2020, total debt increased by $3.729 billion, primarily due to a net increase in short-term and long-term debt and additional leases entered into in 2020, partially offset by favourable foreign exchange rates on U.S. dollar denominated debt, as compared to December 31, 2019, and lease principal payments made in 2020.

For the year ended December 31, 2020, the company's net debt to funds from operations measure was 5.1 times, which is higher than management's maximum target of less than 3.0 times, reflecting lower funds from operations and an increase in net debt. Suncor will remain disciplined in its capital allocation and, at current commodity prices, plans to pay down between $1.0 billion and $1.5 billion of debt in 2021.

Credit Ratings

The company's credit ratings impact its cost of funds and liquidity. In particular, the company's ability to access unsecured funding markets and to engage in certain activities on a cost-effective basis is primarily dependent upon maintaining a strong credit rating. A lowering of the company's credit rating may also have potentially adverse consequences for the company's funding capacity or access to the capital markets, may affect the company's ability, and the cost, to enter into normal course derivative or hedging transactions, and may require the company to post additional collateral under certain contracts.

As at February 24, 2021, the company's long-term senior debt ratings are:

Long-Term Senior Debt	Rating		Long-Term Outlook

Standard & Poor's	BBB+		Negative

Dominion Bond Rating Service	A (low	)	Negative

Moody's Investors Service	Baa1		Stable

As at February 24, 2021, the company's commercial paper ratings are:

Commercial Paper	Cdn Program Rating		U.S. Program Rating

Standard & Poor's	A-1 (low	)	A-2

Dominion Bond Rating Service	R-1 (low	)	Not rated

Moody's Investors Service	Not rated		P2

Refer to the Description of Capital Structure – Credit Ratings section of Suncor's 2020 AIF for a description of credit ratings listed above.

Common Shares

Outstanding Shares

(thousands)	December 31, 2020

Common shares	1 525 151

Common share options – exercisable	26 943

Common share options – non-exercisable	11 430

As at February 24, 2021, the total number of common shares outstanding was 1,522,582,394 and the total number of exercisable and non-exercisable common share options outstanding was 35,774,491. Once exercisable, each outstanding common share option may be exercised for one common share.

At December 31, 2020, the exercise prices of the outstanding exercisable common share options exceeded the company's share price.

56  Annual Report 2020   Suncor Energy Inc.

Share Repurchases

Subsequent to the end of the year, the TSX accepted a notice filed by Suncor to commence a new NCIB to purchase shares through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The notice provides that, beginning February 8, 2021 and ending February 7, 2022, Suncor may purchase for cancellation up to 44,000,000 common shares, which is equal to approximately 2.9% of Suncor's issued and outstanding common shares. As at January 31, 2021, Suncor had 1,525,150,794 common shares issued and outstanding. Suncor security holders may obtain a copy of the notice, without charge, by contacting the company.

The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term growth strategy.

At December 31 ($ millions, except as noted)	2020	2019	2018

Share repurchase activities (thousands of common shares)

Shares repurchased	7 527	55 298	64 426

Share repurchase cost	307	2 274	3 053

Weighted average repurchase price per share (dollars per share)	40.83	41.12	47.38

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In addition to the enforceable and legally binding obligations in the table below, Suncor has other obligations for goods and services that were entered into in the normal course of business, which may terminate on short notice, including commitments for the purchase of commodities for which an active, highly liquid market exists, and which are expected to be re-sold shortly after purchase.

The company does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition or financial performance, including liquidity and capital resources.

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments.

	Payment due by period
($ millions)	2021	2022	2023	2024	2025	Thereafter	Total

Fixed and revolving term debt(1)	2 207	952	1 281	1 655	1 354	17 834	25 283

Decommissioning and restoration costs(2)	253	251	281	397	442	12 475	14 099

Long-term contracts, pipeline capacity and energy services commitments(3)	1 553	1 262	1 354	1 255	1 193	9 326	15 943

Exploration work commitments	1	—	19	—	51	458	529

Other long-term obligations(4)	4	19	19	18	18	—	78

Total	4 018	2 484	2 954	3 325	3 058	40 093	55 932

(1)
Includes debt that is redeemable at Suncor's option and interest payments on fixed-term debt.

(2)
Represents the undiscounted amount of decommissioning and restoration costs.

(3)
The company has also entered into a pipeline commitment of $5.9 billion with a contract term of 20 years, which is contingent upon completion of the pipeline. This amount is not included within long-term contracts, pipeline capacity and energy services commitments.

(4)
Includes Libya EPSA signature bonus and merger consent. Please refer to note 22 to Suncor's 2020 audited Consolidated Financial Statements.

Annual Report 2020   Suncor Energy Inc.  57

Transactions with Related Parties

The company enters into transactions with related parties in the normal course of business. These transactions primarily include sales to associated entities in the company's R&M segment. For more information on these transactions and for a summary of Compensation of Key Management Personnel, refer to note 31 to the 2020 audited Consolidated Financial Statements.

Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates as part of its overall risk management program, as well as for trading purposes. For the year ended December 31, 2020, the pre-tax earnings impact of risk management and trading activities was $175 million (2019 – pre-tax earnings of $155 million).

Gains or losses related to derivatives are recorded as Other Income in the Consolidated Statements of Comprehensive Income.

($ millions)	2020	2019

Fair value outstanding, beginning of year	(39)	60

Cash settlements – received during the year	(257)	(254)

Changes in fair value recognized in earnings during the year	175	155

Fair value outstanding, end of year	(121)	(39)

The fair value of derivative financial instruments is recorded on the Consolidated Balance Sheets.

Fair value of derivative contracts at December 31 ($ millions)	2020	2019

Accounts receivable	153	94

Accounts payable	(274)	(133)

	(121)	(39)

Risks Associated with Derivative Financial Instruments

Suncor may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to fulfil their obligations under these contracts. The company minimizes this risk by entering into agreements with investment grade counterparties. Risk is also minimized through regular management review of the potential exposure to and credit ratings of such counterparties. Suncor's exposure is limited to those counterparties holding derivative contracts with net positive fair values at a reporting date.

Suncor's risk management activities are subject to periodic reviews by management to determine appropriate hedging requirements based on the company's tolerance for exposure to market volatility, as well as the need for stable cash flow to finance future growth. Commodity risk management and trading activities are governed by a separate risk management group that reviews and monitors practices and policies and provides independent verification and valuation of these activities.

For further details on our derivative financial instruments, including assumptions made in the calculation of fair value, a sensitivity analysis of the effect of changes in commodity prices on our derivative financial instruments, and additional discussion of exposure to risks and mitigation activities, refer to note 27 to the company's 2020 audited Consolidated Financial Statements.

58  Annual Report 2020   Suncor Energy Inc.

9. Accounting Policies and Critical Accounting Estimates

Suncor's significant accounting policies are described in note 3 to the audited Consolidated Financial Statements for the year ended December 31, 2020.

Adoption of New IFRS Standards

Definition of a Business

In October 2018, the IASB issued Definition of a Business (Amendments to IFRS 3). The amendments narrowed and clarified the definition of a business. The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If an election to use a concentration test is not made, or the test failed, then the assessment focuses on the existence of a substantive process. One important distinction is that "goodwill" can only be recognized as a result of acquiring a business, but not as a result of an asset acquisition. The company adopted the amendments prospectively on the effective date of January 1, 2020, and there was no impact to the company's Consolidated Financial Statements as a result of the initial application.

Recently Announced Accounting Pronouncements

The standards, amendments and interpretations that are issued, but not yet effective up to the date of authorization of the company's Consolidated Financial Statements, and that may have an impact on the disclosures and financial position of the company are disclosed below. The company intends to adopt these standards, amendments and interpretations when they become effective.

Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements to clarify that liabilities are classified as either current or non-current, depending on the existence of the substantive right at the end of the reporting period for an entity to defer settlement of the liability for at least twelve months after the reporting period. The amendments are effective January 1, 2023 with early adoption permitted. The amendments are required to be adopted retrospectively. The company does not anticipate any significant impact from these amendments on the Consolidated Financial Statements as a result of the initial application.

Significant Accounting Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, losses, and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information.

On January 30, 2020, the World Health Organization declared the Coronavirus disease (COVID-19) outbreak a Public Health Emergency of International Concern and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. These measures have caused significant disruption to business operations and a significant increase in economic uncertainty, with reduced demand for commodities leading to volatile prices and currency exchange rates, and a decline in long-term interest rates. Our operations and business are particularly sensitive to a reduction in the demand for, and prices of, commodities that are closely linked to Suncor's financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity. The potential direct and indirect impacts of the economic downturn have been considered in management's estimates, and assumptions at period end have been reflected in our results with any significant changes described in the relevant financial statement note.

Market conditions had improved over the course of the third and early fourth quarters of 2020 as nations began re-opening their economies, but the recent resurgence of COVID-19 cases (including cases related to variants or mutations of the COVID-19 virus) in certain geographic areas, and the possibility that a resurgence may occur in other areas, has resulted in the re-imposition of certain restrictions noted above by local authorities. In addition, while vaccines are beginning to be distributed, there is uncertainty as to the timing, level of adoption, duration of efficacy and overall effectiveness of the vaccine against variants or mutations. As such, the COVID-19 pandemic continues to present challenges to our operations and business environment. Management cannot reasonably estimate the length or severity of this pandemic but continues to monitor its impact on our operations.

The financial statement areas that require significant estimates and judgments are as follows:

Oil and Gas Reserves

The company's estimate of oil and gas reserves is considered in the measurement of depletion, depreciation, impairment, and decommissioning and restoration obligations. The estimation of reserves is an inherently complex process and involves the exercise of professional judgment. All reserves have been evaluated at December 31, 2020 by independent qualified reserves evaluators. Oil and gas reserves estimates

Annual Report 2020   Suncor Energy Inc.  59

are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2020, which could differ significantly from other points in time throughout the year, or future periods. Changes in market and regulatory conditions and assumptions can materially impact the estimation of net reserves.

Oil and Gas Activities

The company is required to apply judgment when designating the nature of oil and gas activities as exploration, evaluation, development or production, and when determining whether the costs of these activities shall be expensed or capitalized.

Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. Level of drilling success or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination. Management uses judgment to determine when these costs are reclassified to Property, Plant and Equipment based on several factors, including the existence of reserves, appropriate approvals from regulatory bodies, joint arrangement partners and the company's internal project approval process.

Determination of Cash Generating Units (CGUs)

A CGU is the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructure, and the way in which management monitors the operations.

Asset Impairment and Reversals

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the company applies in determining the recoverable amount normally include estimated future commodity prices, discount rates, expected production volumes, future operating and development costs, income taxes, and refining margins. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. In addition, the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels could result in a change in assumptions used in determining the recoverable amount and could affect the carrying value of the related assets. The timing in which global energy markets transition from carbon-based sources to alternative energy is highly uncertain.

Decommissioning and Restoration Costs

The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment based on estimated future decommissioning and restoration costs. Management applies judgment in assessing the existence and extent as well as the expected method of reclamation of the company's decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.

Actual costs are uncertain and estimates may vary as a result of changes to relevant laws and regulations related to the use of certain technologies, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserves life. Changes to estimates related to future expected costs, discount rates, inflation assumptions, and timing may have a material impact on the amounts presented.

Employee Future Benefits

The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

Other Provisions

The determination of other provisions, including, but not limited to, provisions for royalty disputes, onerous contracts,

60  Annual Report 2020   Suncor Energy Inc.

litigation and constructive obligations, is a complex process that involves judgment about the outcomes of future events, the interpretation of laws and regulations, and estimates on the timing and amount of expected future cash flows and discount rates.

Income Taxes

Management evaluates tax positions, annually or when circumstances require, which involves judgment and could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax authorities is considered probable. However, the results of audits and reassessments and changes in the interpretations of standards may result in changes to those positions and, potentially, a material increase or decrease in the company's assets, liabilities and net earnings.

Deferred Income Taxes

Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in the foreseeable future. To the extent that future taxable income and the application of existing tax laws in each jurisdiction differ significantly from the company's estimate, the ability of the company to realize the deferred tax assets could be impacted.

Deferred tax liabilities are recognized when there are taxable temporary differences that will reverse and result in a future outflow of funds to a taxation authority. The company records a provision for the amount that is expected to be settled, which requires judgment as to the ultimate outcome. Deferred tax liabilities could be impacted by changes in the company's judgment of the likelihood of a future outflow and estimates of the expected settlement amount, timing of reversals, and the tax laws in the jurisdictions in which the company operates.

Fair Value of Financial Instruments

The fair value of a financial instrument is determined, whenever possible, based on observable market data. If not available, the company uses third-party models and valuation methodologies that utilize observable market data that includes forward commodity prices, foreign exchange rates and interest rates to estimate the fair value of financial instruments, including derivatives. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

Functional Currency

The designation of the functional currency of the company and each of its subsidiaries is a management judgment based on the composition of revenue and costs in the locations in which it operates.

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10. Risk Factors

Suncor is committed to a proactive program of enterprise risk management intended to enable decision-making through consistent identification and assessment of risks inherent to its assets, activities and operations. Some of these risks are common to operations in the oil and gas industry as a whole, while some are unique to Suncor. The realization of any of the following risks could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Volatility of Commodity Prices

Suncor's financial performance is closely linked to prices for crude oil in the company's upstream business and prices for refined petroleum products in the company's downstream business and, to a lesser extent, to natural gas and electricity prices in the company's upstream business where natural gas and electricity are both inputs and outputs of production processes. The prices for all of these commodities can be influenced by global and regional supply and demand factors, which are factors that are beyond the company's control and can result in a high degree of price volatility.

Crude oil prices are also affected by, among other things, global economic health (particularly in emerging markets), market access constraints, regional and international supply and demand imbalances, political developments and government action (such as the mandatory production curtailments imposed by the Government of Alberta in 2019 and 2020), decisions by OPEC+ regarding quotas on its members, compliance or non-compliance with quotas agreed upon by OPEC+ members and other countries, and weather. These factors impact the various types of crude oil and refined products differently and can impact differentials between light and heavy grades of crude oil (including blended bitumen), and between conventional oil and SCO.

Refined petroleum product prices and refining margins are also affected by, among other things, crude oil prices, the availability of crude oil and other feedstock, levels of refined product inventories, regional refinery availability, market access, marketplace competitiveness, and other local market factors. Natural gas prices in North America are affected by, among other things, supply and demand, and by prices for alternative energy sources. Decreases in product margins or increases in natural gas prices could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

In addition, oil and natural gas producers in North America, and particularly in Canada, may receive discounted prices for their production relative to certain international prices, due in part to constraints on the ability to transport and sell such products to international markets. A failure to resolve such constraints may result in continued discounted or reduced commodity prices realized by oil and natural gas producers such as Suncor. Suncor's production from Oil Sands includes significant quantities of bitumen and SCO that may trade at a discount to light and medium crude oil. Bitumen and SCO are typically more expensive to produce and process. In addition, the market prices for these products may differ from the established market indices for light and medium grades of crude oil. As a result, the price received for bitumen and SCO may differ from the benchmark they are priced against.

Wide differentials, such as those experienced in the fourth quarter of 2018 and the early part of 2020, or a prolonged period of low and/or volatile commodity prices, particularly for crude oil, could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations, and may also lead to the impairment of assets, or to the cancellation or deferral of Suncor's growth projects.

Recent market events and conditions, including excess global crude oil and petroleum products supply as a result of decreased global demand due to the COVID-19 pandemic, have caused significant weakness and volatility in commodity and petroleum products prices. Commodity prices could remain under pressure for a prolonged period, which could cause continued weakness and volatility. This could result in reduced utilization and/or the suspension of operations at certain of our facilities, buyers of our products declaring force majeure or bankruptcy, the unavailability of storage, and disruptions of pipeline and other transportation systems for our products, which would further negatively impact Suncor's production or refined product volumes, and could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Major Operational Incidents (Safety, Environmental and Reliability)

Each of Suncor's primary operating businesses – Oil Sands, E&P, and Refining and Marketing – requires significant levels of investment in the design, operation, and maintenance and decommissioning of facilities, and carries the additional economic risk associated with operating reliably or enduring a protracted operational outage. The breadth and level of integration of Suncor's operations adds complexity.

The company's businesses also carry the risks associated with environmental and safety performance, which is closely scrutinized by governments, the public and the media, and could result in a suspension of or inability to obtain regulatory approvals and permits, or, in the case of a major environmental or safety incident, delays in resuming normal operations, fines, civil suits or criminal charges against the company.

In general, Suncor's operations are subject to operational hazards and risks such as, among others, fires (including

62  Annual Report 2020   Suncor Energy Inc.

forest fires), explosions, blow-outs, power outages, prolonged periods of extreme cold or extreme heat, severe winter climate conditions, flooding, droughts and other extreme weather conditions, railcar incidents or derailments, the migration of harmful substances such as, among others, oil spills, gaseous leaks or a release of deleterious substances or tailings into water systems, pollution and other environmental risks, and accidents, any of which can interrupt operations or cause personal injury or death, or damage to property, equipment (including information technology and related data and controls systems), and the environment.

The reliable operation of production and processing facilities at planned levels and Suncor's ability to produce higher value products can also be impacted by, among other things, failure to follow the company's policies, standards and operating procedures or operate within established operating parameters, equipment failure through inadequate maintenance, unanticipated erosion or corrosion of facilities, manufacturing and engineering flaws, and labour shortage or interruption. The company is also subject to operational risks such as sabotage, terrorism, trespass, theft and malicious software, network or cyberattacks.

In addition to the foregoing factors that affect Suncor's business generally, each business unit is susceptible to additional risks due to the nature of its business, including, among others, the following:

•
Suncor's Oil Sands business is susceptible to loss of production, slowdowns, shutdowns or restrictions on its ability to produce higher value products, due to the failure of any one or more interdependent component systems, and other risks inherent to oil sands operations;

•
For Suncor's E&P businesses, there are risks and uncertainties associated with drilling for oil and natural gas, the operation and development of such properties and wells (including encountering unexpected formations, pressures, or the presence of hydrogen sulphide), premature declines of reservoirs, sour gas releases, uncontrollable flows of crude oil, natural gas or well fluids and other accidents;

•
Suncor's E&P offshore operations occur in areas subject to hurricanes and other extreme weather conditions, such as winter storms, pack ice, icebergs and fog. The occurrence of any of these events could result in production shut-ins, the suspension of drilling operations, damage to or destruction of the equipment involved and injury or death of rig personnel. Harsh weather conditions, particularly in the winter season, may also impact the successful execution of maintenance and startup of operations. Suncor's E&P offshore operations could be indirectly affected by catastrophic events occurring at other third-party offshore operations, which could give rise to liability, damage to the company's equipment, harm to individuals, force a shutdown of facilities or operations, or result in a shortage of appropriate equipment or specialists required to perform planned operations; and

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Suncor's Refining and Marketing operations are subject to all of the risks normally inherent in the operation of refineries, terminals, pipelines and other distribution facilities and service stations, including, among others, loss of production, slowdowns or shutdowns due to equipment failures, unavailability of feedstock, price and quality of feedstock, or other incidents.

Although the company maintains a risk management program, which includes an insurance component, such insurance may not provide comprehensive coverage in all circumstances, nor are all such risks insurable. The company self-insures some risks, and the company's insurance coverage does not cover all the costs arising out of the allocation of liabilities and risk of loss arising from Suncor operations.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Continued Impact of the COVID-19 Pandemic

Suncor's business, financial condition and results of operations could be materially and adversely affected by the outbreak of epidemics, pandemics and other public health crises in geographic areas in which Suncor has operations, suppliers, customers or employees, including the COVID-19 pandemic and the ongoing uncertainty as to the extent and duration of the pandemic, as well as uncertainty surrounding new variations or mutations of the COVID-19 virus. The ongoing COVID-19 pandemic, and actions that have and may be taken by governmental authorities in response thereto, has resulted, and may continue to result in, among other things, increased volatility in financial markets, commodity prices and foreign currency exchange rates; disruptions to global supply chains; labour shortages; reductions in trade volumes; temporary operational restrictions and restrictions on gatherings greater than a certain number of individuals, shelter-in-place declarations and quarantine orders, business closures and travel bans; an overall slowdown in the global economy; political and economic instability; and civil unrest. In particular, the COVID-19 pandemic has resulted in, and may continue to result in, a reduction in the demand for, and prices of, commodities that are closely linked to Suncor's financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity, and also increases the risk that storage for crude oil and refined petroleum products could reach capacity in certain geographic locations in which we operate. The recent resurgence of COVID-19 cases (including cases related to

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variants or mutations of the COVID-19 virus) in certain geographic areas, and the possibility that a resurgence may occur in other areas, has resulted in the re-imposition of certain restrictions noted above by local authorities. In addition, while vaccines are beginning to be distributed, there is uncertainty as to the timing, level of adoption, duration of efficacy and effectiveness of the vaccine against variants or mutations. This continues the risk and uncertainty as to the extent and duration of the COVID-19 pandemic and the resultant impact on commodity demand and prices. A prolonged period of decreased demand for, and prices of, these commodities, and any applicable storage constraints, could also result in us voluntarily curtailing or shutting in production and a decrease in our refined product volumes and refinery utilization rates, which could adversely impact our business, financial condition and results of operations. Suncor is also subject to risks relating to the health and safety of our people, as well as the potential for a slowdown or temporary suspension of our operations in locations impacted by an outbreak. Such a suspension in operations could also be mandated by governmental authorities in response to the COVID-19 pandemic. This could negatively impact Suncor's production or refined product volumes and refinery utilization rates for a sustained period of time, all of which could have a material adverse effect on Suncor's business, financial condition and results of operations.

Government/Regulatory Policy

Suncor's businesses operate under federal, provincial, territorial, state and municipal laws in numerous countries. The company is also subject to regulation and intervention by governments in oil and gas industry matters, such as, among others, land tenure, royalties, taxes (including income taxes), government fees, production rates (including restrictions on production such as the mandatory production curtailments imposed by the Government of Alberta in 2019 and 2020), environmental protection, water, wildlife, fish, air quality, safety performance, the reduction of GHG and other emissions, the export of crude oil, natural gas and other products, interactions with foreign governments, the awarding or acquisition of exploration and production rights, oil sands leases or other interests, the imposition of specific drilling obligations, control over the development, reclamation and abandonment of fields and mine sites, mine financial security requirements, approval of logistics infrastructure, and possibly expropriation or cancellation of contract rights. As part of ongoing operations, the company is also required to comply with a large number of environmental health and safety regulations under a variety of Canadian, U.S., U.K., Norwegian and other foreign, federal, provincial, territorial, state and municipal laws and regulations. Failure to comply with applicable laws and regulations may result in, among other things, the imposition of fines and penalties, production constraints, a compulsory shutdown of facilities or suspension of operations (temporarily or permanently), reputational damage, delays, increased costs, denial of operating and growth permit applications, censure, liability for cleanup costs and damages, and the loss of important licences and permits.

Before proceeding with most major projects, including significant changes to existing operations, Suncor must obtain various federal, provincial, territorial, state and municipal permits and regulatory approvals, and must also obtain licences to operate certain assets. These processes can involve, among other things, Indigenous and stakeholder consultation, government intervention, environmental impact assessments and public hearings, and may be subject to conditions, including security deposit obligations and other commitments. Compliance can also be affected by the loss of skilled staff, inadequate internal processes and compliance auditing.

Failure to obtain, comply with, satisfy the conditions of or maintain regulatory permits, licences and approvals, or failure to obtain them on a timely basis or on satisfactory terms, could result in prosecution, fines, delays, abandonment or restructuring of projects, impacts to production, reputational damage, and increased costs, all of which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations. Suncor's businesses can also be indirectly impacted by a third party's inability to obtain regulatory approval for a shared infrastructure project or a third-party infrastructure project on which a portion of Suncor's business depends.

Changes in government policy, regulation or other laws, or the interpretation thereof, or opposition to Suncor's projects or third-party pipeline and infrastructure projects that delays or prevents necessary permits or regulatory approvals, or which makes current operations or growth projects less profitable or uneconomic could materially impact Suncor's operations, existing and planned projects, financial condition, reserves and results of operations. Obtaining necessary approvals or permits has become more difficult due to increased public opposition and Indigenous consultation requirements as well as increased political involvement. The federal government's Impact Assessment Act (IAA) (formerly Bill C-69) also came into force in August 2019 and will impact whether, and the manner in which, large energy projects are approved. The IAA process could also result in significant delays in, or challenges obtaining, necessary approvals, additional compliance costs, impacts to staffing and resource levels, and also increase exposure to other risks to Suncor's business, including permit approvals, and project development and execution, all of which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

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Carbon Risk

Public support for climate change action and receptivity to alternative or renewable energy technologies has grown in recent years. Governments in Canada and around the world have responded to these shifting societal attitudes by adopting ambitious emissions reduction targets and supporting legislation, including measures relating to carbon pricing, clean energy and fuel standards, and alternative energy incentives and mandates. There has also been increased activism and public opposition to fossil fuels, and oil sands in particular.

Existing and future laws and regulations in support of a transition to low-carbon energy and climate change action may impose significant constraints on fossil fuel development. Concerns over climate change, fossil fuel extraction, GHG emissions, and water and land-use practices could lead governments to enact additional or more stringent laws and regulations applicable to Suncor and other companies in the energy industry in general, and in the oil sands industry in particular. These risks to the oil sands industry can be offset over time through the commercialization and implementation of low-carbon technologies (i.e., carbon capture utilization and sequestration) and by increasing growth in low-carbon energies such as power and biofuels.

Changes to environmental regulations, including regulation relating to climate change, could impact the demand for the company's products, or could require increased capital expenditures, operating expenses, abandonment and reclamation obligations and distribution costs. These potential added costs may not be recoverable in the marketplace and may result in some current operations or growth projects becoming less profitable or uneconomic. Such regulatory changes could necessitate that Suncor develop new technologies or pursue growth in other energy products in addition to Suncor's existing products. Such technology development or growth projects could require a significant investment of capital and resources, and any delay in or failure to identify, develop and deploy such technologies or obtain regulatory approvals for these technology projects could prevent Suncor from obtaining regulatory approvals for projects or being able to successfully compete with other companies. More stringent GHG emissions regulations in the jurisdictions in which Suncor operates may also make it difficult for Suncor to compete with companies operating in other jurisdictions with less costly regulations. In addition, legislation or policies that limit the purchase of production from the oil sands may be adopted in domestic and/or foreign jurisdictions, which, in turn, may limit the world market for Suncor's upstream production and reduce the prices the company receives for its petroleum products, and could result in delayed development, stranded assets or the company being unable to further develop its hydrocarbon resources. The complexity, breadth and velocity of changes in GHG emissions regulations make it difficult to predict the potential impact to Suncor.

Suncor continues to monitor the international and domestic efforts to address climate change. While it currently appears that GHG regulations and targets will continue to become more stringent, and while Suncor continues its efforts to reduce the intensity of its GHG emissions, the absolute GHG emissions of the company may rise as a result of growth, mergers and acquisition activities and changes in future operatorship of Syncrude assets. Increases in GHG emissions may impact the profitability of the company's projects, as Suncor will be subject to incremental levies and taxes. There is also a risk that Suncor could face litigation initiated by third parties relating to climate change, including litigation pertaining to GHG emissions, the production, sale, or promotion of fossil fuels and petroleum products, and/or disclosure. For example, the Board of County Commissioners of Boulder County, the Board of County Commissioners of San Miguel County and the City of Boulder, all of Colorado, have brought an action against Suncor and certain of its subsidiaries seeking, among other things, compensation for impacts they allege with respect to climate change. In addition, the mechanics of implementation and enforcement of the OSELA are currently under review and it is not yet possible to predict the impact on Suncor. However, such impact could be material.

These developments and future developments could adversely impact the demand for Suncor's products, the ability of Suncor to maintain and grow its production and reserves, and Suncor's reputation, and could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Greenhouse Gas (GHG) Emissions and Targets

Among other sustainability goals, Suncor has committed to reducing the GHG emissions intensity of its operations by 30% by 2030 (based on a 2014 baseline year). Our ability to lower GHG emissions on both an absolute basis and in respect of our 2030 emissions intensity reduction target is subject to numerous risks and uncertainties, and our actions taken in implementing these objectives may also expose us to certain additional and/or heightened financial and operational risks.

A reduction in GHG emissions relies on, among other things, our ability to implement and improve energy efficiency at all of our facilities, future development and growth opportunities, development and deployment of new technologies, investment in low-carbon power and transition to low-carbon fuels. In the event that we are unable to implement these strategies and technologies as planned without negatively impacting our expected operations or

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business plans, or in the event that such strategies or technologies do not perform as expected, we may be unable to meet our GHG targets or goals on the current timelines, or at all.

In addition, achieving our GHG emissions intensity reductions target and goals could require significant capital expenditures and resources, with the potential that the costs required to achieve our target and goals materially differ from our original estimates and expectations, which differences may be material. In addition, while the intent is to improve efficiency and increase the offering of low-carbon energy, the shift in resources and focus towards emissions reduction could have a negative impact on our operating results. The overall final cost of investing in and implementing an emissions intensity reduction strategy and technologies in furtherance of such strategy, and the resultant change in the deployment of our resources and focus, could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Environmental Compliance

Tailings Management and Water Release

Each oil sands mine is required under the Alberta Energy Regulator's Tailings Directive to seek approval for its updated fluid tailings management plans. If a mine fails to meet a condition of its approved plan, the applicable company could be subject to enforcement actions, including being required to curtail production, and financial consequences, including being subject to a compliance levy or being required to post additional security under the MFSP. The full impact of the TMF, the Tailings Directive and updates to the dam regulations, including the financial consequences of exceeding compliance levels, is not yet fully known, as certain associated policy updates and regulation updates are still under development. Such updates could also restrict the technologies that the company may employ for tailings management and reclamation, which could adversely impact the company's business plans. There could also be risks if the company's tailings management operations fail to operate as anticipated. The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

In addition, an integrated water management approach to support operations and successful reclamation and closure requires the release of treated oil sands mine water to the environment, which is not currently permitted for oil sands mines under existing laws. A Federal Oil Sands Mine Effluent Regulation is under development and existing provincial water release guidelines are being updated. There is no certainty as to when regulations authorizing such water release would be enacted, the content of any such regulations, and the ability of and timing for the company to obtain the required approvals under such regulations to permit such water release. The absence of effective government regulations in this area could impact our operations and the success and timing of closure and reclamation plans, which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Alberta's Land-Use Framework (LARP)

The implementation of, and compliance with, the terms of the LARP may adversely impact Suncor's current properties and projects in northern Alberta due to, among other things, environmental limits and thresholds. The impact of the LARP on Suncor's operations may be outside of the control of the company, as Suncor's operations could be impacted as a result of restrictions imposed due to the cumulative impact of development by the other operators in the area and not solely in relation to Suncor's direct impact. The uncertainty of changes in Suncor's future development and existing operations required as a result of the LARP, and/or any updates or changes to the LARP, could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Alberta Environment and Parks (AEP) Water Licences

Suncor currently relies on water obtained under licences from AEP to provide domestic and utility water for the company's Oil Sands business. Water licences, like all regulatory approvals, contain conditions to be met in order to maintain compliance with the licence. There can be no assurance that the licences to withdraw water will not be rescinded or that additional conditions will not be added. It is also possible that regional water management approaches may require water-sharing agreements between stakeholders. In addition, any changes or expansions of the company's projects may rely on securing licences for additional water withdrawal, and there can be no assurance that these licences will be granted in a timely manner or that they will be granted on terms favourable to Suncor. There is also a risk that future laws or changes to existing laws or regulations relating to water access could cause capital expenditures and operating expenses relating to water licence compliance to increase. The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Species at Risk Act

Woodland caribou have been identified as "threatened" under the Species at Risk Act (Canada). In response to the Government of Canada's Recovery Strategy for Woodland Caribou, provincial caribou range plans are being developed. Suncor has existing, planned and potential future projects within caribou ranges in Alberta. The development and implementation of range plans in these areas may have an impact on the pace and amount of development in these areas and could potentially increase costs for restoration or

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offsetting requirements, which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Air Quality Management

A number of Canadian federal, provincial and U.S. state air quality regulations and frameworks are in place currently and being developed, changed and/or implemented, which could have an impact on the company's existing operations and planned projects including by, among other things, requiring the company to invest additional capital or incur additional operating and compliance expenses, including, among other things, potentially requiring the company to retrofit equipment to meet new requirements and increase monitoring and mitigation plans. The full impact of these regulations and frameworks is not yet known; however, they could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Alberta Wetland Policy

Pursuant to the Alberta Wetland Policy, development in wetland areas may be obligated to avoid wetlands or mitigate the development's effects on wetlands. Certain Suncor operations and growth projects will be affected by aspects of the policy where avoidance is not possible and wetland reclamation or replacement may be required, which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Market Access

The markets for bitumen blends or heavy crude oil are more limited than those for light crude oil, making them more susceptible to supply and demand changes and imbalances (whether as a result of the availability, proximity, and capacity of pipeline facilities, railcars, or otherwise). Heavy crude oil generally receives lower market prices than light crude oil, due principally to the lower quality and value of the refined product yield and the higher cost to transport the more viscous product on pipelines, and this price differential can be amplified due to supply and demand imbalances.

Market access for Suncor's oil sands production may be constrained by insufficient pipeline takeaway capacity, including the lack of new pipelines due to an inability to secure required approvals and negative public perception. In order to secure future market access, financial commitments could be made for projects that do not proceed. There is a risk that constrained market access for oil sands production, growing inland production and refinery outages could create widening differentials that could impact the profitability of product sales. Market access for refined products may also be constrained by insufficient takeaway capacity, which could create a supply/demand imbalance. The occurrence of any of the foregoing could have a material adverse effect on the company's business, financial condition, reserves and results of operations.

Digital and Cybersecurity

The efficient operation of Suncor's business is dependent on computer hardware, software and networked systems, including the systems of cloud providers and third parties with which Suncor conducts business. Digital transformation continues to increase the number of, and complexity of, such systems. In the ordinary course of Suncor's business, Suncor collects and stores sensitive data, including intellectual property, proprietary business information and personal information of the company's employees and retail customers. Suncor's operations are also dependent upon a large and complex information framework. Suncor relies on industry accepted security measures, controls and technology to protect Suncor's information systems and securely maintain confidential and proprietary information stored on the company's information systems, and has adopted a continuous process to identify, assess and manage threats to the company's information systems. While Suncor has an information and cybersecurity program in place, the measures, controls and technology on which the company relies may not be adequate due to the increasing volume, sophistication and rapidly evolving nature of cyber threats. Suncor's information technology and infrastructure, including process control systems, may be vulnerable to attacks by malicious persons or entities motivated by, among others, geopolitical, financial or activist reasons, or breached due to employee error, malfeasance or other disruptions, including natural disasters and acts of war. Although the company maintains a risk management program, which includes an insurance component that may provide coverage for the operational impacts from an attack to, or breach of, Suncor's information technology and infrastructure, including process control systems, the company does not maintain stand-alone cyber insurance. Furthermore, not all cyber risks are insurable. As a result, Suncor's existing insurance may not provide adequate coverage for losses stemming from a cyberattack to, or breach of, its information technology and infrastructure. Any such attack or breach could compromise Suncor's networks, and the information Suncor stores could be accessed, publicly disclosed, lost, stolen or compromised. Any such attack, breach, access, disclosure or loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruptions to Suncor's operations, decreased performance and production, increased costs, and damage to Suncor's reputation, physical harm to people or the environment or other negative consequences to Suncor or third parties, which could have a material adverse effect on Suncor's business, financial condition and results of operations.

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Competition

The global petroleum industry is highly competitive in many aspects, including the exploration for and the development of new sources of supply, the acquisition of crude oil and natural gas interests, and the refining, distribution and marketing of refined petroleum products. Suncor competes in virtually every aspect of its business with other energy companies. The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers. The increasing volatility of the political and social landscape at provincial, federal, territorial, state, municipal and international levels adds complexity.

For Suncor's Oil Sands and E&P businesses, it is difficult to assess the number, level of production and ultimate timing of all potential new projects or when existing production levels may increase. Although current commodity pricing and increased regulatory requirements have slowed certain larger projects in the short term, an increase in the level of activity may have an impact on regional infrastructure, including pipelines, and could place stress on the availability and cost of all resources required to build and run new and existing oil sands operations.

For Suncor's Refining and Marketing business, management expects that fluctuations in demand for refined products, margin volatility and overall marketplace competitiveness will continue. In addition, to the extent that the company's downstream business unit participates in new product markets, it could be exposed to margin risk and volatility from either cost and/or selling price fluctuations.

There is a risk that increased competition could cause costs to increase, put further strain on existing infrastructure and cause margins for refined and unrefined products to be volatile, and impact demand for Suncor's products, which could have a material adverse effect on Suncor's business, financial condition and results of operations.

Security and Terrorist Threats

Security threats and terrorist or activist activities may impact Suncor's personnel, which could result in injury, death, extortion, hostage situations and/or kidnapping, including unlawful confinement. A security threat, terrorist attack or activist incident targeted at a facility or office owned or operated by Suncor could result in the interruption or cessation of key elements of Suncor's operations and may result in property damage. Outcomes of such incidents could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Portfolio Development and Execution

There are certain risks associated with the development and execution of Suncor's complex and integrated portfolio of projects and the commissioning and integration of new facilities within its existing asset base.

Project development and execution risk consists of four related primary risks:

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Development – a failure to select the right projects and identify effective scope and solution;

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Engineering – a failure in the specification, design or technology selection;

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Construction – a failure to build the project in the approved time, in accordance with design, and at the agreed cost; and

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Commissioning and startup – a failure of the facility to meet agreed performance targets, including operating costs, efficiency, yield and maintenance costs.

Project development and execution can also be impacted by, among other things, the effect of changing government regulation and public expectations in relation to the impact of oil sands development on the environment, which could significantly impact the company's ability to obtain the necessary environmental and other regulatory approvals; the complexity and diversity of Suncor's portfolio, including joint venture assets; the accuracy of project cost and schedule estimates; the availability and cost of materials, equipment, qualified personnel, and logistics infrastructure, maintaining adequate quality management and risks associated with logistics and offshore fabrication, including the cost of materials, and equipment fabricated offshore may be impacted by tariffs, duties and quotas; complexities and risks associated with constructing projects within operating environments and confined construction areas; the commissioning and integration of new facilities within the company's existing asset base could cause delays in achieving guidance, targets and objectives; risks relating to restarting projects placed in safe mode, including increased capital costs; and the impact of weather conditions.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

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Technology Risk

There are risks associated with sustainability, growth and other capital projects that rely largely or partly on new technologies and the incorporation of such technologies into new or existing operations, including that the results of the application of new technologies may differ from simulated, test or pilot environments, or that third-party intellectual property protections may impede the development and implementation of new technology. The success of projects incorporating new technologies cannot be assured. Advantages accrue to companies that can develop and adopt emerging technologies in advance of competitors. The inability to develop, implement and monitor new technologies may impact the company's ability to develop its new or existing operations in a profitable manner or comply with regulatory requirements, which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Cumulative Impact and Pace of Change

In order to achieve Suncor's business objectives, the company must operate efficiently, reliably and safely, and, at the same time, deliver growth and sustaining projects safely, on budget and on schedule. The ability to achieve these two sets of objectives is critically important for Suncor to deliver value to shareholders and stakeholders. These ambitious business objectives compete for resources, and may negatively impact the company should there be inadequate consideration of the cumulative impacts of prior and parallel initiatives on people, processes and systems. The establishment of the Transformation Management Office to support Suncor's digital transformation is expected to assist with the transformation, but there is still a risk that these objectives may exceed Suncor's capacity to adopt and implement change. The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Joint Arrangement Risk

Suncor has entered into joint arrangements and other contractual arrangements with third parties, including arrangements where other entities operate assets in which Suncor has ownership or other interests and arrangements where Suncor operates assets in which other entities have ownership or other interests. These joint arrangements include, among others, those with respect to Syncrude, Fort Hills, In Situ assets, and operations in Suncor's E&P Canada and E&P International businesses. The success and timing of activities relating to assets and projects operated by others, or developed jointly with others, depend upon a number of factors that are outside of Suncor's control, including, among others, the timing and amount of capital expenditures, the timing and amount of operational and maintenance expenditures, the operator's expertise, financial resources and risk management practices, the approval of other participants, and the selection of technology.

These co-owners may have objectives and interests that do not coincide with and may conflict with Suncor's interests. Major capital and operating expenditure decisions affecting joint arrangements may require agreement among the co-owners, while certain operational decisions may be made solely at the discretion of the operator of the applicable assets. While joint venture counterparties may generally seek consensus with respect to major decisions concerning the direction and operation of the assets and the development of projects, no assurance can be provided that the future demands or expectations of the parties relating to such assets and projects will be met satisfactorily or in a timely manner. Failure to satisfactorily meet demands or expectations by all of the parties may affect the company's participation in the operation of such assets or in the development of such projects, the company's ability to obtain or maintain necessary licences or approvals, or the timing for undertaking various activities. In addition, disputes may arise pertaining to the timing, scope, funding and/or capital commitments with respect to projects that are being jointly developed.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Financial Risks

Access to Capital

Suncor expects that future capital expenditures will be financed out of cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. This ability is dependent on, among other factors, commodity prices, the overall state of the capital markets, and financial institutions and investor appetite for investments in the energy industry generally, and the company's securities in particular. Investors and stakeholders increasingly compare companies based on climate-related performance. Failure to achieve the company's GHG emissions intensity reduction targets and goals, or a perception among financial institutions and investors that such targets and goals are insufficient, could adversely affect the company's reputation and ability to attract capital. The company's ability to access capital may also be adversely affected in the event that financial institutions, investors, rating agencies and/or lenders adopt more restrictive decarbonization policies. The COVID-19 pandemic had a significant impact on global capital markets and the availability of liquidity. While access to capital has improved, the disruption and volatility in global capital markets may continue. To the extent that external sources of capital become limited or unavailable or available on unfavourable terms, the ability to make capital

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investments and maintain existing properties may be constrained.

If the company finances capital expenditures in whole or in part with debt, that may increase its debt levels above industry standards for oil and gas companies of similar size. Depending on future development and growth plans, additional debt financing may be required that may not be available or, if available, may not be available on favourable terms, including higher interest rates and fees. Neither the articles of Suncor (the Articles) nor its by-laws limit the amount of indebtedness that may be incurred; however, Suncor is subject to covenants in its existing credit facilities and seeks to avoid an unfavourable cost of debt. The level of the company's indebtedness, and the level of indebtedness relative to the company's ability to generate cash flow, from time to time, could impair its ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise and could negatively affect its credit ratings.

Suncor is required to comply with financial and operating covenants under existing credit facilities and debt securities. Covenants are reviewed based on actual and forecast results and the company has the ability to make changes to its development plans, capital structure and/or dividend policy to comply with covenants under the credit facilities. If Suncor does not comply with the covenants under its credit facilities and debt securities, there is a risk that repayment could be accelerated and/or the company's access to capital could be restricted or only be available on unfavourable terms.

Rating agencies regularly evaluate the company, including its subsidiaries. Their ratings of Suncor's long-term and short-term debt are based on a number of factors, including the company's financial strength, as well as factors not entirely within its control, including conditions affecting the oil and gas industry generally, and the wider state of the economy. Credit ratings may be important to customers or counterparties when Suncor competes in certain markets and when it seeks to engage in certain transactions, including transactions involving over-the-counter derivatives. There is a risk that one or more of Suncor's credit ratings could be downgraded, which could potentially limit its access to private and public credit markets and increase the company's cost of borrowing.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Energy Trading and Risk Management Activities and the Exposure to Counterparties

The nature of Suncor's energy trading and risk management activities, which may make use of derivative financial instruments to manage its exposure to commodity price and other market risks, creates exposure to financial risks, which include, but are not limited to, unfavourable movements in commodity prices, interest rates or foreign exchange could result in a financial or opportunity loss to the company; a lack of counterparties, due to market conditions or other circumstances, could leave the company unable to liquidate or offset a position, or unable to do so at or near the previous market price; and counterparty default risk.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition and results of operations.

Exchange Rate Fluctuations

The company's 2020 audited Consolidated Financial Statements are presented in Canadian dollars. The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by, or referenced to, U.S. dollar benchmark prices, while the majority of Suncor's expenditures are realized in Canadian dollars. Suncor also has assets and liabilities, including approximately 65% of the company's debt, that are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. Suncor's financial results, therefore, can be affected significantly by the exchange rates between the Canadian dollar and the U.S. dollar. The company also undertakes operations administered through international subsidiaries, and, therefore, to a lesser extent, Suncor's results can be affected by the exchange rates between the Canadian dollar and the euro, the British pound and the Norwegian krone. These exchange rates may vary substantially and may give rise to favourable or unfavourable foreign currency exposure. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenues received from the sale of commodities. A decrease in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations. As at December 31, 2020, the Canadian dollar strengthened in relation to the U.S. dollar to $0.78 from $0.77 at the start of 2020. Exchange rate fluctuations could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Interest Rate Risk

The company is exposed to fluctuations in short-term Canadian and U.S. interest rates as Suncor maintains a portion of its debt capacity in revolving and floating rate credit facilities and commercial paper, and invests surplus cash in short-term debt instruments and money market instruments. Suncor is also exposed to interest rate risk when debt instruments are maturing and require refinancing, or when new debt capital needs to be raised. The company is also exposed to changes in interest rates when derivative

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instruments are used to manage the debt portfolio, including hedges of prospective new debt issuances. Unfavourable changes in interest rates could have a material adverse effect on Suncor's business, financial condition and results of operations.

Royalties and Taxes

Suncor is subject to royalties and taxes imposed by governments in numerous jurisdictions.

Royalties can be impacted by changes in crude oil and natural gas pricing, production volumes, and capital and operating costs, by changes to existing legislation or PSCs, and by results of regulatory audits of prior year filings and other such events. The final determination of these events may have a material impact on the company's royalties expense.

An increase in Suncor's royalties expense, income taxes, property taxes, carbon taxes, levies, tariffs, duties, quotas, border taxes, and other taxes and government-imposed compliance costs could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Dividends and Share Repurchases

Suncor's payment of future dividends on its common shares and future share repurchases by Suncor of its common shares will be dependent on, among other things, legislative and stock exchange requirements, the prevailing business environment, the company's financial condition, results of operations, cash flow, the need for funds to finance ongoing operations and growth projects, debt covenants and other business considerations as the company's Board of Directors considers relevant. There can be no assurance that Suncor will continue to pay dividends or repurchase shares in the future.

E&P Reserves Replacement

Suncor's future offshore production, and therefore its cash flows and results of operations from E&P, are highly dependent upon success in exploiting its current reserves base and acquiring or discovering additional reserves. Without additions to its E&P reserves through exploration, acquisition or development activities, Suncor's production from its offshore assets will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent Suncor's cash flow is insufficient to fund capital expenditures and external sources of capital become limited or unavailable, Suncor's ability to make the necessary capital investments to maintain and expand its reserves will be impaired. In addition, Suncor may be unable to develop or acquire additional reserves to replace its crude oil and natural gas production at acceptable costs.

Uncertainties Affecting Reserves Estimates

There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond the company's control. Suncor's actual production, revenues, royalties, taxes, and development and operating expenditures with respect to the company's reserves will vary from its estimates, and such variances could be material.

Third-Party Service Providers

Suncor's businesses are reliant on the operational integrity of a large number of third-party service providers, including input and output commodity transport (pipelines, rail, trucking, marine) and utilities associated with various Suncor and jointly owned facilities, including electricity. A disruption in service or limited availability by one of these third parties can also have a dramatic impact on Suncor's operations and growth plans. Pipeline constraints that affect takeaway capacity or supply of inputs, such as hydrogen and power for example, could impact the company's ability to produce at capacity levels. Disruptions in pipeline service could adversely affect commodity prices, Suncor's price realizations, refining operations and sales volumes, or limit the company's ability to produce and deliver production. These interruptions may be caused by the inability of the pipeline to operate or by the oversupply of feedstock into the system that exceeds pipeline capacity. Short-term operational constraints on pipeline systems arising from pipeline interruption and/or increased supply of crude oil have occurred in the past and could occur in the future. There is a risk that third-party outages could impact Suncor's production or price realizations, which could have a material adverse effect on Suncor's business, financial condition and results of operations.

Foreign Operations

The company has operations in a number of countries with different political, economic and social systems. As a result, the company's operations and related assets are subject to a number of risks and other uncertainties arising from foreign government sovereignty over the company's international operations, which may include, among other things, currency restrictions and restrictions on repatriation of funds; loss of revenue, property and equipment as a result of expropriation, nationalization, terrorism, war, insurrection, and geopolitical and other political risks; increases in taxes and government royalties; compliance with existing and emerging anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (United States) and the United Kingdom Bribery Act; renegotiation of contracts with government entities and quasi-government agencies; changes in laws and policies governing operations of foreign-based companies; and economic and legal sanctions (such as restrictions against

Annual Report 2020   Suncor Energy Inc.  71

countries experiencing political violence, or countries that other governments may deem to sponsor terrorism).

If a dispute arises in the company's foreign operations, the company may be subject to the exclusive jurisdiction of foreign courts or may not be able to subject foreign persons to the jurisdiction of a court in Canada or the U.S. In addition, as a result of activities in these areas and a continuing evolution of an international framework for corporate responsibility and accountability for international crimes, there is a risk the company could also be exposed to potential claims for alleged breaches of international or local law.

The impact that future potential terrorist attacks, regional hostilities or political violence, such as that experienced in Libya and Syria, may have on the oil and gas industry, and on our operations in particular, is not known at this time. This uncertainty may affect operations in unpredictable ways, including disruptions of fuel supplies and markets, particularly crude oil, and the possibility that infrastructure facilities, including pipelines, production facilities, processing plants and refineries, could be direct targets of, or collateral damage of, an act of terror, political violence or war. Suncor may be required to incur significant costs in the future to safeguard its assets against terrorist activities or to remediate potential damage to its facilities. There can be no assurance that Suncor will be successful in protecting itself against these risks and the related safety and financial consequences.

Despite Suncor's training and policies around bribery and other forms of corruption, there is a risk that Suncor, or some of its employees or contractors, could be charged with bribery or corruption. Any of these violations could result in onerous penalties. Even allegations of such behaviour could impair Suncor's ability to work with governments or non-government organizations and could result in the formal exclusion of Suncor from a country or area, sanctions, fines, project cancellations or delays, the inability to raise or borrow capital, reputational impacts and increased investor concern.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Skills, Resource Shortage and Reliance on Key Personnel

The successful operation of Suncor's businesses will depend upon the availability of, and competition for skilled labour and materials supply. There is a risk that the company may have difficulty sourcing and retaining the required labour for current and future operations. The risk could manifest itself primarily through an inability to recruit new staff without a dilution of talent, to train, develop and retain high-quality and experienced staff without unacceptably high attrition, and to satisfy an employee's work/life balance and desire for competitive compensation. The labour market in Alberta has been historically tight, and, while the current economic situation has partially moderated this effect, it remains a risk to be managed. The increasing age of the company's existing workforce and changing skillsets as technology continues to evolve adds further pressure. The availability of competent and skilled contractors for current and future operations is also a risk depending on market conditions. Materials may also be in short supply due to smaller labour forces in many manufacturing operations. Suncor's ability to operate safely and effectively and complete all projects on time and on budget has the potential to be significantly impacted by these risks and this impact could be material.

The company's success also depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations. The contributions of the existing management team to the immediate and near-term operations of the company are likely to continue to be of central importance for the foreseeable future.

Labour Relations

Hourly employees at Suncor's oil sands facilities (excluding MacKay River and Fort Hills), all of the company's refineries, and the majority of the company's terminal and distribution operations are represented by labour unions or employee associations. Approximately 32% of the company's employees were covered by collective agreements at the end of 2020. Negotiations for three collective agreements will take place in 2021. Any work interruptions involving the company's employees (including as a result of a strike or lockout), contract trades utilized in the company's projects or operations, or any jointly owned facilities operated by another entity present a significant risk to the company and could have a material adverse effect on Suncor's business, financial condition and results of operations.

Land Claims and Indigenous Consultation

Indigenous Peoples have claimed Indigenous title and rights to portions of Western Canada. In addition, Indigenous Peoples have filed claims against industry participants relating in part to land claims, which may affect the company's business.

The requirement to consult with Indigenous Peoples in respect of oil and gas projects and related infrastructure has also increased in recent years. In addition, in recent years, the Canadian federal government and the provincial government in Alberta have made a commitment to renew their relationships with the Indigenous Peoples of Canada. The federal government has stated it now fully supports the United Nations Declaration on the Rights of Indigenous Peoples (the Declaration) without qualification and that Canada intends "nothing less than to adopt and implement

72  Annual Report 2020   Suncor Energy Inc.

the Declaration in accordance with the Canadian Constitution". On December 3, 2020, the federal government introduced Bill C-15, An Act respecting the United Nations Declaration on the Rights of Indigenous Peoples, as a means of adopting the Declaration into Canadian law while stating that the legislative framework would "ensure sustained and continued efforts to uphold the rights of Indigenous Peoples now and in the future." Although Suncor supports the principles of the Declaration, it is unknown whether Bill C-15 will pass into law and, if so, how the Declaration will ultimately be adopted into Canadian law and interpreted. It therefore also remains unclear what the impact of the Declaration on the Crown's duty to consult with Indigenous Peoples will be should Bill C-15 become law.

Suncor is unable to assess the effect, if any, that any such land claims, consultation requirements with Indigenous Peoples or adoption of the Declaration into Canadian law may have on Suncor's business; however, the impact could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Litigation Risk

There is a risk that Suncor or entities in which it has an interest may be subject to litigation, and claims under such litigation may be material. Various types of claims may be raised in these proceedings, including, but not limited to, environmental damage, climate change and the impacts thereof, breach of contract, product liability, antitrust, bribery and other forms of corruption, tax, patent infringement, disclosure, employment matters and in relation to an attack, breach or unauthorized access to Suncor's information technology and infrastructure. Litigation is subject to uncertainty and it is possible that there could be material adverse developments in pending or future cases. Unfavourable outcomes or settlements of litigation could encourage the commencement of additional litigation. Suncor may also be subject to adverse publicity and reputational impacts associated with such matters, regardless of whether Suncor is ultimately found liable. There is a risk that the outcome of such litigation may be materially adverse to the company and/or the company may be required to incur significant expenses or devote significant resources in defence against such litigation, the success of which cannot be guaranteed.

Control Environment

Based on their inherent limitations, disclosure controls and procedures and internal controls over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Failure to adequately prevent, detect and correct misstatements could have a material adverse effect on how Suncor's business, financial condition and results of operations are reported.

Insurance Coverage

Suncor maintains insurance coverage as part of its risk management program. However, such insurance may not provide comprehensive coverage in all circumstances, nor are all such risks insurable. The company self-insures some risks, and the company's insurance coverage does not cover all the costs arising out of the allocation of liabilities and risk of loss arising from Suncor operations.

Suncor's insurance policies are generally renewed on an annual basis and, depending on factors such as market conditions, the premiums, policy limits and/or deductibles for certain insurance policies can vary substantially. In some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. Significantly increased costs could lead the company to decide to reduce, or possibly eliminate, coverage. In addition, insurance is purchased from a number of third-party insurers, often in layered insurance arrangements, some of whom may discontinue providing insurance coverage for their own policy or strategic reasons. Should any of these insurers refuse to continue to provide insurance coverage, the company's overall risk exposure could be increased.

Trade Risk Relating to CUSMA

Under CUSMA, Canada is no longer subject to the proportionality provisions in NAFTA's energy chapter, enabling Canada to expand oil and gas exports beyond the U.S. Further, the change to the oil and gas rules of origin under CUSMA allows Canadian exporters to more easily qualify for duty-free treatment for shipments to the U.S. The "non-market economy" clause may limit Canada's willingness to enter into free trade negotiations with non-market economies.

CUSMA will also phase out NAFTA's Chapter 11 Investor-State Dispute Settlement Provision (ISDS). This provision allowed investors of a NAFTA party to bring proceedings directly against the government of another NAFTA party for alleged breaches of its obligations. Under CUSMA, for three years after the termination of NAFTA, legacy investment claims and pending claims will be covered under NAFTA Chapter 11. After that point, companies will have to pursue recourse through the judicial system or regular international arbitration.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

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11. Other Items

Control Environment

Based on their evaluation as of December 31, 2020, Suncor's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as of December 31, 2020, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

The effectiveness of our internal control over financial reporting as at December 31, 2020 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in our audited Consolidated Financial Statements for the year ended December 31, 2020.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

There have been no changes to the corporate guidance ranges previously issued on February 3, 2021. For further details and advisories regarding Suncor's 2021 corporate guidance, see www.suncor.com/guidance.

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12. Advisories

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings (loss), ROCE, funds from (used in) operations, free funds flow, discretionary free funds flow (deficit), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing margin, refining operating expense, LIFO inventory valuation methodology and related per share or per barrel amounts – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

(a) Operating Earnings (Loss)

Operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. For the years ended December 31, 2020, December 31, 2019 and December 31, 2018, consolidated operating earnings (loss) are reconciled to net earnings (loss) in the Financial Information section of this MD&A and operating earnings (loss) for each segment are reconciled to net earnings (loss) in the Segment Results and Analysis section of this MD&A. Operating earnings (loss) for the three months ended December 31, 2020 and December 31, 2019 are reconciled to net earnings (loss) below.

(b) Bridge Analyses of Operating Earnings (Loss)

Throughout this MD&A, the company presents charts that illustrate the change in operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Operating Earnings (Loss) narratives following the bridge analyses in particular sections of this MD&A. These bridge analyses are presented because management uses this presentation to evaluate performance.

•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and throughput volumes for the R&M segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, with the exception of Libya, which is net of royalties, and upstream marketing and logistics. Also included are refining and marketing margins, other operating revenue, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company's Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties excludes the impact of Libya, as royalties in Libya are taken into account in Price, Margin and Other Revenue as described above.

•
The factor for Inventory Valuation includes the after-tax impact of the FIFO method of inventory valuation in the company's R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor's refineries, as both represent inventory valuation adjustments, and downstream short-term commodity risk management activities.

•
The factor for Insurance Proceeds includes the after-tax insurance proceeds related to the company's assets in Libya.

•
The factor for Operating and Transportation Expense includes project startup costs, operating, selling and general expense, and transportation expense.

•
The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings (loss) adjustments, changes in statutory income tax rates, and other income tax adjustments.

Annual Report 2020   Suncor Energy Inc.  75

(c) Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

The company presents two ROCE calculations – one including and one excluding the impacts on capital employed for major projects in progress. Major projects in progress includes accumulated capital expenditures and capitalized interest for significant projects still under construction or in the process of being commissioned, and acquired assets that are still being evaluated. Management uses ROCE excluding the impacts of major projects in progress on capital employed to assess the performance of operating assets.

Year ended December 31 ($ millions, except as noted)		2020	2019	2018

Adjustments to net (loss) earnings

Net (loss) earnings attributed to common shareholders		(4 319)	2 899	3 293

Add after-tax amounts for:

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt		(286)	(590)	989

Net interest expense		698	638	541

	A	(3 907)	2 947	4 823

Capital employed – beginning of twelve-month period

Net debt		16 010	15 129	12 907

Shareholders' equity		42 042	44 005	45 383

		58 052	59 134	58 290

Capital employed – end of twelve-month period

Net debt		19 814	16 010	15 129

Shareholders' equity		35 757	42 042	44 005

		55 571	58 052	59 134

Average capital employed	B	56 239	60 402	60 347

ROCE – including major projects in progress (%)	A/B	(6.9)	4.9	8.0

Average capitalized costs related to major projects in progress	C	3 265	2 452	1 412

ROCE – excluding major projects in progress (%)(1)	A/(B-C)	(7.4)	5.1	8.2

(1)
ROCE excluding major projects in progress would have been (3.0%) in 2020, excluding the impact of impairments of $2.221 billion after-tax. ROCE excluding major projects in progress would have been 8.6% in 2019, excluding the impacts of impairments of $3.352 billion after-tax and the impact of the $1.116 billion deferred tax recovery relating to a change in the Alberta corporate income tax rate.

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(d) Funds from (used in) Operations

Funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory which management believes reduces comparability between periods.

	Oil Sands			Exploration and Production			Refining and Marketing
Year ended December 31 ($ millions)	2020	2019	2018	2020	2019	2018	2020	2019	2018

Net (loss) earnings	(3 796)	(427)	945	(832)	1 005	807	866	3 000	3 154

Adjustments for:

Depreciation, depletion, amortization and impairment	6 430	8 170	4 024	2 147	1 505	967	867	823	684

Deferred income taxes	(797)	(1 565)	351	(321)	(215)	(112)	(24)	(49)	72

Accretion	224	221	209	48	43	48	6	6	7

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	—	—	—

Change in fair value of financial instruments and trading inventory	81	21	(59)	(17)	16	(89)	44	70	(32)

(Gain) loss on disposal of assets	(1)	(14)	(108)	—	(228)	91	(24)	(11)	(7)

Share-based compensation	(59)	16	(28)	(9)	—	(5)	(36)	3	(21)

Exploration expenses	—	—	—	80	66	11	—	—	—

Settlement of decommissioning and restoration liabilities	(212)	(413)	(428)	(7)	(32)	(23)	(12)	(19)	(17)

Other	116	52	58	(35)	(17)	84	21	40	(42)

Funds from (used in) operations	1 986	6 061	4 964	1 054	2 143	1 779	1 708	3 863	3 798

(Increase) decrease in non-cash working capital

Cash flow provided by operating activities

	Corporate and Eliminations			Total
Year ended December 31 ($ millions)	2020	2019	2018	2020	2019	2018

Net (loss) earnings	(557)	(679)	(1 613)	(4 319)	2 899	3 293

Adjustments for:

Depreciation, depletion, amortization and impairment	82	74	63	9 526	10 572	5 738

Deferred income taxes	23	(89)	129	(1 119)	(1 918)	440

Accretion	—	—	2	278	270	266

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(312)	(624)	1 090	(312)	(624)	1 090

Change in fair value of financial instruments and trading inventory	—	—	1	108	107	(179)

(Gain) loss on disposal of assets	9	—	—	(16)	(253)	(24)

Share-based compensation	(134)	25	(63)	(238)	44	(117)

Exploration expenses	—	—	—	80	66	11

Settlement of decommissioning and restoration liabilities	—	—	(1)	(231)	(464)	(469)

Other	17	44	23	119	119	123

Funds from (used in) operations	(872)	(1 249)	(369)	3 876	10 818	10 172

(Increase) decrease in non-cash working capital				(1 201)	(397)	408

Cash flow provided by operating activities				2 675	10 421	10 580

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(e) Free Funds Flow and Discretionary Free Funds Flow (Deficit)

Free funds flow is a non-GAAP financial measure that is calculated by taking funds from operations and subtracting capital expenditures, including capitalized interest. Discretionary free funds flow (deficit) is a non-GAAP financial measure that is calculated by taking funds from operations and subtracting asset sustainment and maintenance capital, inclusive of associated capitalized interest, and dividends. Both free funds flow and discretionary free funds flow (deficit) reflect cash available for increasing distributions to shareholders and to fund growth investments. Management uses free funds flow and discretionary free funds flow (deficit) to measure the capacity of the company to increase returns to shareholders and other decisions relating to capital allocation. The following is a reconciliation of discretionary free funds flow for Suncor's last three years of operations.

($ millions)	2020	2019	2018

Funds from operations	3 876	10 818	10 172

Asset sustaining and maintenance capital and dividends(1)	(4 104)	(5 904)	(5 740)

Discretionary free funds flow (deficit)	(228)	4 914	4 432

(1)
Includes capitalized interest on sustaining capital of $46 million in 2020, $63 million in 2019 and $60 million in 2018.

(f) Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs

Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for i) non-production costs that management believes do not relate to production performance, including, but not limited to, share-based compensation adjustments, CEWS, COVID-19 related costs and safe-mode costs, research costs and the expense recorded as part of a non-monetary arrangement involving a third-party processor; ii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; iii) project startup costs; and iv) the impacts of changes in inventory levels and valuation, such that the company is able to present cost information based on production volumes. Oil Sands operations and Syncrude production volumes include production of diesel that is internally consumed and feedstock transfers between assets through the interconnecting pipelines. Beginning in 2020, the company revised the methodology for calculating Syncrude cash operating costs to better align with the Oil Sands operations and Fort Hills cash operating costs methodology. Prior period Syncrude cash operating costs had previously included future development costs and have been restated to exclude these costs. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this document. Management uses cash operating costs to measure operating performance.

(g) Refining and Marketing Margin and Refining Operating Expense

Refining and marketing margin and refining operating expense are non-GAAP financial measures. Refining and marketing margin is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for non-refining margin pertaining to the company's supply, marketing and ethanol businesses, as well as removing the impact of marketing and logistics gains and losses. Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company's supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, CEWS, share-based compensation and enterprise shared service allocations. Management uses refining and marketing margin and refining operating expense to measure operating performance on a production barrel basis.

78  Annual Report 2020   Suncor Energy Inc.

Year ended December 31 ($ millions, except as noted)	2020	2019	2018

Refining and marketing margin reconciliation

Gross margin, operating revenues less purchases of crude oil and products	4 029	7 008	7 122

Other income	48	75	68

Non-refining margin	(57)	(60)	48

Refining and marketing margin	4 020	7 023	7 238

Refinery production(1) (mbbls)	158 991	173 705	169 138

Refining and marketing margin – FIFO(2) ($/bbl)	25.30	40.45	42.80

LIFO adjustment	532	(628)	644

Refining and marketing margin – LIFO	4 552	6 395	7 882

Refining and marketing margin – LIFO(2) ($/bbl)	28.65	36.80	46.60

Refining operating expense reconciliation

Operating, selling and general expense	1 892	2 173	2 043

Non-refining costs	(1 018)	(1 246)	(1 142)

Refining operating expense	874	927	901

Refinery production(1)	158 991	173 705	169 138

Refining operating expense ($/bbl)	5.50	5.35	5.35

(1)
Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process, and changes in unfinished product inventories.

(2)
Beginning in 2020, refining and marketing margins have been revised to better reflect the refining, product supply and rack forward businesses. Prior periods have been restated to reflect this change.

(h) Impact of First-in, First-out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time when the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels, and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

The company's estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

Annual Report 2020   Suncor Energy Inc.  79

(i) Operating (Loss) Earnings Reconciliations – Fourth Quarter 2020 and 2019

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Net (loss) earnings as reported	(293)	(2 682)	(379)	(162)	268	558	236	(49)	(168)	(2 335)

Asset impairments	—	2 959	423	393	—	—	—	—	423	3 352

Provision for Keystone XL pipeline project	142	—	—	—	—	—	—	—	142	—

Unrealized foreign exchange gain on U.S. dollar denominated debt	—	—	—	—	—	—	(539)	(235)	(539)	(235)

Operating (loss) earnings	(151)	277	44	231	268	558	(303)	(284)	(142)	782

(j) Funds from Operations Reconciliations – Fourth Quarter 2020 and 2019

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Net (loss) earnings	(293)	(2 682)	(379)	(162)	268	558	236	(49)	(168)	(2 335)

Adjustments for:

Depreciation, depletion, amortization and impairment	1 058	5 081	835	803	207	211	20	18	2 120	6 113

Deferred income taxes	(154)	(890)	(160)	(112)	(53)	(7)	43	7	(324)	(1 002)

Accretion	55	54	13	10	1	1	—	—	69	65

Unrealized foreign exchange gain on U.S. dollar denominated debt	—	—	—	—	—	—	(602)	(246)	(602)	(246)

Change in fair value of financial instruments and trading inventory	49	(20)	5	13	(9)	(6)	—	—	45	(13)

Loss (gain) on disposal of assets	1	(1)	—	—	(18)	(8)	9	—	(8)	(9)

Share-based compensation	25	22	3	2	15	11	52	28	95	63

Exploration expenses	—	—	—	27	—	—	—	—	—	27

Settlement of decommissioning and restoration liabilities	(41)	(128)	—	(16)	(7)	(7)	—	—	(48)	(151)

Other	29	(31)	(5)	(10)	11	40	7	42	42	41

Funds from (used in) operations	729	1 405	312	555	415	793	(235)	(200)	1 221	2 553

Increase in non-cash working capital									(407)	(249)

Cash flow provided by operating activities									814	2 304

80  Annual Report 2020   Suncor Energy Inc.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe or mmcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, mmcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

Common Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Measurement

bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day
mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day
m3	cubic metres

MW	Megawatts
MWh	Megawatt hour
Places and Currencies

U.S.	United States
U.K.	United Kingdom
B.C.	British Columbia

$ or Cdn$	Canadian dollars
US$	United States dollars
£	Pounds sterling
€	Euros
Financial and Business Environment

DD&A	Depreciation, depletion and amortization

WTI	West Texas Intermediate
WCS	Western Canadian Select
SCO	Synthetic crude oil
SYN	Synthetic crude oil benchmark
MSW	Mixed Sweet Blend
NYMEX	New York Mercantile Exchange

Forward-Looking Information

This MD&A contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements) within the meaning of applicable Canadian and U.S. securities laws and other information based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "potential", "future", "opportunity", "would", "priority" and similar expressions.

Forward-looking statements in this MD&A include references to:

•
Suncor's strategy to aim to maximize shareholder returns, its plans on how to achieve this strategy, its belief that its balance sheet strength and financial health provide the foundation for its capital allocation framework by supporting long-term value creation and return to shareholders;

•
Suncor's belief that it is well positioned to succeed due to the company's competitive advantages: financial

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  strength, a highly efficient, tightly integrated suite of assets, an industry-leading long-life, low-decline oil sands reserves base and its investment in sustainability, technology and innovation;

•
Suncor's belief that its growth and development plans are focused on projects and initiatives that will create long-term value for the company through free funds flow growth;

•
Suncor's belief that the company's regional oil sands advantage provides the company with the economies of scale required to realize synergies between assets;

•
the expectation that Suncor will take over as operator of Syncrude, which will capitalize on the collective strength of its regional operations, drive operating efficiencies, improve performance and develop regional synergies through integration which will further support Syncrude's ability to achieve its cost and productivity targets;

•
the belief that Suncor's broad asset base and operational flexibility will allow Suncor to optimize the production of higher value SCO in the upstream, while its extensive logistics assets and sales channels, enhanced by its trading and marketing expertise, drives additional value as equity barrels move down the value chain and that, through this midstream and marketing network and our geographical diversity, the company is able to maximize crude production and refinery utilization by securing sales outlets while receiving global-based pricing for the majority of its production;

•
Suncor's expectation that driving down costs and a continued focus on improved productivity and reliability will help it achieve maximum value for its operations and that the acceleration of its digital transformation strategy and the implementation of process and technology improvements are foundational to building on its cost reduction targets achieved in 2020;

•
Suncor's belief that its growth will be enhanced by investments in lower carbon energy and that unleashing the full potential of its people and technology will be critical in achieving its environmental, operational and financial goals;

•
that Suncor will remain disciplined in its capital allocation and, at current commodity prices, plans to pay down between $1.0 billion and $1.5 billion of debt and repurchase between $500 million and $1.0 billion of the company's shares in 2021, signifying the company's ability to generate cash flow and confidence in the underlying value of the company;

•
the expectation that Suncor will sell its interest in the Golden Eagle Area Development for US$325 million and contingent consideration up to US$50 million and that it will close no later than the third quarter of 2021 and that this sale helps enable the company to allocate resources to core assets and maximize shareholder returns;

•
the expectation that Fort Hills will be operating at full rates by the end of 2021;

•
statements about Suncor's incremental free funds flow target by 2025, including the projects which are expected to help Suncor meet this target;

•
Suncor's expectation that its income tax receivable balances will be received in late 2021;

•
Suncor's expectations with respect to its investments in new technologies and renewable energy, including LanzaJet, Inc. and the Varennes Carbon Recycling facility;

•
the expectation that the primary focus for both cost management and capital discipline in 2021 will be to continue efforts to sustainably reduce controllable operating costs through implementation of digital technologies that will facilitate the transition to the workplace of the future, bolster operational excellence and drive additional value and that, through the acceleration of Suncor's transformation, the company will continue to work to reduce the cost structure of running the business while increasing productivity;

•
the expectation that capital discipline will continue to focus on asset sustainment and maintenance projects designed to maintain safe and reliable operations, as well as advancing high-value economic investment projects, and will continue to invest in projects that are economically robust, sustainably minded and technologically progressive;

•
Suncor's expectation that its digital transformation will enable operational efficiencies that will provide further structural cost savings and that the implementation of digital technologies will facilitate the transition to the workplace of the future, bolster operational excellence and drive additional value;

•
Suncor's expectation that the majority of the repair costs related to the rebuild at the Oil Sands Base plant secondary extraction facility will be reimbursed through insurance proceeds anticipated to be received in 2021;

•
Suncor's expectations for the coke-fired boiler replacement project, including the expectation that the cogeneration units will provide reliable steam generation required for Suncor's extraction and upgrading operations to generate electricity that will be transmitted to Alberta's power grid and provide a lower carbon power alternative while delivering value to Suncor;

•
Statements about the sanctioned Forty Mile Wind Power Project, including the expectation that the project will generate significant value through sustainable power

82  Annual Report 2020   Suncor Energy Inc.

  generation and retention of the generated carbon credits for utilization in Suncor's upstream business and the belief that the project is part of Suncor's sustainability strategy of making meaningful progress toward the greenhouse gas emissions intensity reduction target of 30% by 2030;

•
expectations for the Oil Sands segment, including the expectation that Suncor will continue to advance incremental debottlenecks to maximize the value of the Firebag asset which will depend on economic conditions supported by integrated well pad development and Solvent SAGD technologies, that the initiatives such as AHS and Permanent Aquatic Storage Structure (combined with continued advancement of digital technologies) will contribute in part to Suncor's incremental free funds flow target, the deployment of AHS and the expected benefits therefrom, the belief that the Syncrude joint venture owners will focus on optimizing transfers on the interconnecting pipelines between Suncor's Oil Sands Base and Syncrude and the potential developments opportunities which may support future in-situ production, including Meadow Creek, Lewis, OSLO, Gregoire, Chard and Kirby;

•
the expectation that the Mildred Lake Extension project will sustain Syncrude's current production levels by extending the life of the North Mine using existing extraction and upgrading facilities while minimizing the environmental impacts of building infrastructure and that the project will come online in 2025;

•
expectations for the E&P segment, including the segment's focus primarily on low-cost projects that deliver significant returns, cash flow and long-term value, and ongoing development activities offshore the east coast of Canada and in the U.K. North Sea intended to leverage existing facilities and infrastructure to provide incremental production and including development drilling and development work done in 2020 that will extend the productive life of existing fields which are planned to continue in 2021, along with development drilling at Hebron, Golden Eagle and Oda, with continued development work at Buzzard Phase 2 and the Fenja project in Norway;

•
the expectation that an economically viable path forward with a safe and reliable return to operations can be determined for the Terra Nova Project; and

•
the expectation that well pads under construction will maintain existing production levels at Firebag and MacKay River in future years as production from existing well pads declines.

The anticipated duration and impact of planned maintenance events, including:

•
planned five-year turnaround at Oil Sands Base Upgrader 2, maintenance at Upgrader 1 and Syncrude with maintenance, including at its largest coker; and

•
planned maintenance at the Commerce City, Edmonton and Montreal refineries.

Also:

•
economic sensitivities;

•
Suncor's belief that its indicative 5-2-2-1 index will continue to be an appropriate measure against Suncor's actual results;

•
the company's priority regarding returning value to shareholders, and the company's ongoing ability to generate cash flow and commitment to return cash to shareholders;

•
statements about Suncor's share repurchase program, including its belief that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders, and Suncor's expectation that the decision to allocate cash to repurchase shares will not affect its long-term growth strategy;

•
the company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition or financial performance, including liquidity and capital resources;

•
Suncor's planned 2021 capital spending program of $3.8 to $4.5 billion and the belief that the company will have the capital resources to fund its planned 2021 capital spending program and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets;

•
Suncor's expectations as to how its 2021 capital expenditures will be directed and the expected benefits therefrom;

•
the objectives of the company's short-term investment portfolio and the expectation that the maximum weighted average term to maturity of the company's short-term investment portfolio will not exceed six months, and all investments will be with counterparties with investment grade debt ratings;

•
management of debt levels continuing to be a priority for Suncor given the company's long-term growth plans and future expected volatility in the commodity pricing

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  environment, and Suncor's belief that a phased and flexible approach to existing and future projects should assist Suncor in maintaining its ability to manage project costs and debt levels;

•
Suncor's intention to adopt certain accounting standards, amendments and interpretations when they become effective; and

•
expectations with respect to changes to law and government policy.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, E&P, and R&M, may be affected by a number of factors.

Factors that affect Suncor's Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company's proprietary production will be closed, experience equipment failure or other accidents; Suncor's ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor's dependence on pipeline capacity and other logistical constraints, which may affect the company's ability to distribute products to market; Suncor's ability to finance Oil Sands growth and sustaining capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company's ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools).

Factors that affect Suncor's E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect Suncor's R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; the company's ability to reliably operate refining and marketing facilities in order to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the COVID-19 pandemic and the actions of OPEC+); fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor's projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs, and mandatory production curtailment orders and changes thereto; changes to laws and government policies that could impact the company's business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or

84  Annual Report 2020   Suncor Energy Inc.

prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor's capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor's control for the company's operations, projects, initiatives, and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor's relationships with labour unions that represent employees at the company's facilities; the company's ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Indigenous consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements are discussed in further detail throughout this MD&A, including under the heading Risk Factors, and the company's 2020 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

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  EXHIBIT 99.2
Management's Discussion and Analysis for the fiscal year ended December 31, 2020, dated February 24, 2021